SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2020

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Eletrobras

SUMMARY

I. FINANCIAL INFORMATION FROM SUBSIDIARIES
II. FINANCIAL ANALYSIS FROM SUBSIDIARIES

The Investors Report - Annexes I, II and III can be found at excel on our website: www.eletrobras.com.br/ri

Conference Call in Portuguese
March 30, 2020
14:30 (GMT)
12:30 (Nova York)
17:30 (Londres)
Telefone: (11) 3137-8037

Conference Call in English
March 30, 2020
2:30 PM (GMT)
12:30 PM (New York time)
5:30 PM (London time)
Phones: (11) 3137-8037
(+1) 786 837 9597 (USA)
(+44) 20 3318 3776 (London)

Contact RI:
ombudsman-ri@eletrobras.com | www.eletrobras.com.br/ri | +55 (21) 2514-6333

Get to know the Eletrobras IR Ombudsman, an exclusive platform for receiving and forwarding suggestions, complaints, compliments and requests from protesters regarding the securities market on our Investor Relations website.

Preparation of the Report to Investors:

Superintendent of Investor Relations
Paula Prado Rodrigues Couto

Capital Market Department
Bruna Reis Arantes
Alexandre Santos Silva
Fernando D'Angelo Machado
Luiz Gustavo Braga Parente
Maria Isabel Brum de A. Souza
Mariana Lera de Almeida Cardoso

ANNEX - MARKETLETTER 4Q2019 | 2

Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding performed.

DFR - Investor Relations Superintendence

Marketletter - Annex I - 4Q19

Financial Information of the Subsidiaries

ASSETS 12/31/2019	Furnas	Chesf	Eletrosul	Eletronorte	Eletropar	Eletronuclear	CGTEE	Amazonas GT

CURRENT
Cash and Cash Equivalents	72,607	118,001	33,437	4,098	23	8,706	13,981	66,252
Accounts Receivable, net	1,145,914	1,359,889	273,542	822,721	0	391,797	159,344	721,489
Financing and Loans - principal	84	0	0	352,336	0	0	0	0
Financing and Loans - charges	0	0	0	0	0	0	0	0
Marketable Securities	684,930	1,089,603	818,124	434,554	87,140	103,486	43,841	377,555
Dividends Receivable	108,294	15,853	8,065	0	1,408	0	0	0
Deferred Fiscal Assets (Tax and Contributions)	36,789	42,518	3,995	0	2,156	20,883	2,262	245,702
Income Tax and Social Contribution	1,246,963	790,760	22,933	313,207	61	13,149	0	0
Derivative Financial Instruments	0	0	0	140,405	0	0	0	0
Reimbursement Rights	0	0	0	0	0	0	48,458	0
Guarantees and Linked Deposits	0	34,897	669	0	0	0	0	26,188
Inventory	34,785	77,793	34,263	115,287	0	102,233	20,864	86,327
Contractual Assets	115,572	411,921	108,045	438,928	0	0	0	41,543
Nuclear Fuel Inventory	0	0	0	0	0	538,827	0	0
Financial Assets	3,641,821	1,736,175	201,325	1,051,757	0	0	0	0
Hydrological risk	10,458	0	2,007	0	0	0	0	1,125
Others	307,172	724,936	91,200	197,416	82	63,830	4,209	281,233
TOTAL CURRENT ASSETS	7,405,389	6,402,346	1,597,605	3,870,709	90,871	1,242,911	292,959	1,847,414

NON-CURRENT
LONG-TERM ASSET
Accounts Receivable, net	266,852	0	0	0	0	9,187	0	276,164
Financing and Loans - principal	0	0	0	2,767,013	0	0	0	0
Marketable Securities	0	32,333	39	98	0	0	0	0
Deferred Fiscal Assets (Taxes and Contributions)	29,019	198,689	757	2,039,253	0	0	0	278
Income Tax and Social Contribution	0	1,258,550	0	191,627	0	0	0	21,006
Derivative Financial Instruments	0	0	0	151,315	0	0	0	0
Reimbursement Rights	0	0	0	0	0	0	32,713	0
Guarantees and Linked Deposits	849,362	704,469	293,567	662,228	0	72,312	55,551	85,352
Indemnifications receivables - Law 12,783/2013	0	487,822	0	0	0	0	0	0
Nuclear Fuel Inventory	0	0	0	0	0	840,550	0	0
Contractual Assets	3,194,880	4,346,334	1,949,739	4,121,998	0	0	0	131,325
Financial Assets	15,197,155	8,253,011	1,679,071	4,110,846	0	0	0	0
Advance for equity participation	1,541	66,200	113,515	0	0	0	0	0
Regulatory Asset (Portion A - CVA)	0	0	0	0	0	0	0	0
Hydrological risk	0	0	16,558	0	0	0	0	0
Others	153,617	20,503	37,430	438,646	0	1,223,682	202,205	0
TOTAL LONG-TERM ASSETS	19,692,426	15,367,911	4,090,676	14,483,024	0	2,145,731	290,469	514,125

INVESTMENTS	6,456,004	5,127,176	2,063,039	4,964,416	141,545	0	0	0

FIXED ASSETS, NET	6,267,617	1,944,709	2,462,701	5,933,726	10	12,577,194	1,182,729	2,826,404

INTANGIBLE ASSETS	289,130	142,506	91,305	169,855	2	98,564	1,614	5,868

TOTAL NON-CURRENT ASSETS	32,705,177	22,582,302	8,707,721	25,551,021	141,557	14,821,489	1,474,812	3,346,397

TOTAL ASSETS	40,110,566	28,984,648	10,305,326	29,421,730	232,428	16,064,400	1,767,771	5,193,811

DFR - Investor Relations Superintendence

Marketletter - Annex I - 4Q19

Financial Information of the Subsidiaries

ASSETS 12/31/2018	Furnas	Chesf	Eletrosul	Eletronorte	Eletropar	Eletronuclear	CGTEE	Amazonas GT

CURRENT
Cash and Cash Equivalents	73,161	276,986	44,333	5,156	37	3,805	77,851	41,729
Accounts Receivable, net	1,153,067	838,904	258,973	796,099	0	375,553	79,915	842,921
Financing and Loans - Principal	338	0	0	299,884	0	0	0	0
Financing and Loans - Charges	0	2	0	0	0	0	0	0
Marketable Securities	479,284	153,382	591,506	928,813	104,682	85,145	0	43,944
Dividends Receivable	126,294	19,704	11,277	0	1,550	0	0	0
Deferred Fiscal Assets (Tax and Contributions)	48,977	13,325	5,899	0	968	18,954	6,885	88,712
Income Tax and Social Contribution	975,885	602,027	17,249	543,951	58	7,529	0	0
Derivative Financial Instruments	0	0	0	180,565	0	0	0	0
Reimbursement Rights	0	0	0	0	0	0	11,720	0
Guarantees and Linked Deposits	0	30,683	100,747	0	0	0	0	235,449
Inventory	39,850	72,809	32,144	117,994	0	78,688	22,215	78,642
Contractual Assets	313,218	465,945	197,372	586,351	0	0	0	41,543
Nuclear Fuel Inventory	0	0	0	0	0	510,638	0	0
Financial Assets	3,460,565	1,744,685	345,418	961,154	0	0	0	0
Hydrological risk	65,529	0	2,007	12,640	0	0	0	1,125
Others	393,967	688,148	77,599	311,455	3	87,895	6,608	79,217
TOTAL CURRENT ASSETS	7,130,135	4,906,600	1,684,524	4,744,062	107,299	1,168,207	205,194	1,453,282

NON-CURRENT
LONG-TERM ASSET
Accounts Receivable, net	0	8,413	0	0	0	0	0	0
Financing and Loans - principal	84	0	0	2,635,179	0	0	0	0
Marketable Securities	0	193	39	92	0	0	0	0
Diferred Fiscal Asset (Taxes and Contributions)	29,019	202,176	1,237	1,855,800	0	0	0	0
Income Tax and Social Contribution	0	0	32,702	33,373	0	0	0	0
Derivative Financial Instruments	0	0	0	188,262	0	0	0	0
Reimbursement Rights	0	0	0	0	0	0	32,713	0
Guarantees and Linked Deposits	811,388	627,007	249,056	565,098	0	98,484	22,020	75,187
Indemnifications receivables - Law 12,783/2013	0	487,822	0	0	0	0	0	0
Nuclear Fuel Inventory (Eletronuclear)	0	0	0	0	0	828,410	0	0
Contractual Assets	2,782,199	4,184,314	1,846,753	4,013,109	0	0	0	140,991
Financial Asset	16,144,341	8,809,275	1,668,216	4,729,173	0	0	0	0
Advance for equity participation	1,541	275,529	181,610	0	0	0	0	0
Regulatory Asset (Portion A - CVA)	0	0	0	0	0	0	0	0
Hydrological risk	10,459	0	18,565	0	0	0	0	0
Others	218,393	30,602	161,550	519,110	0	899,136	202,203	1
TOTAL LONG-TERM ASSETS	19,997,424	14,625,331	4,159,728	14,539,196	0	1,826,030	256,936	216,179

INVESTMENTS	6,015,644	4,967,077	2,124,341	4,434,306	122,114	0	0	0

FIXED ASSETS, NET	5,342,294	1,840,042	2,526,932	6,041,837	18	12,406,497	1,112,131	3,002,043

INTANGIBLE ASSETS	290,988	95,931	175,210	190,728	7	73,545	2,046	5,868

TOTAL NON-CURRENT ASSETS	31,646,350	21,528,381	8,986,211	25,206,067	122,139	14,306,072	1,371,113	3,224,090

TOTAL ASSETS	38,776,485	26,434,981	10,670,735	29,950,129	229,438	15,474,279	1,576,307	4,677,372

DFR - Investor Relations Superintendence

Marketletter - Annex I - 4Q19

Financial Information of the Subsidiaries

LIABILITIES 12/31/2019	Furnas	Chesf	Eletrosul	Eletronorte	Eletropar	Eletronuclear	CGTEE	Amazonas GT

CURRENT
Suppliers	553,318	423,773	29,803	278,715	0	843,466	284,754	421,775
Financing and Loans - principal	1,571,517	189,986	429,682	405,568	0	768,565	13,230	295,322
Financing and Loans - charges	57,913	28,294	3,872	18,099	0	24,530	0	31,316
Debentures	543	10,923	16,682	17,220	0	0	0	0
Tax and Social Contributions	205,809	132,088	32,266	78,548	224	82,354	156,489	686,364
Current Income Tax and Social Contribution	1,466,998	716,136	92,309	126,275	313	0	0	130,701
Derivative financial instruments	0	0	0	0	0	0	0	0
Reimbursement Obligations	0	0	0	0	0	0	0	0
Advance from clients	0	0	0	69,431	0	0	0	0
Shareholders' Compensation	763,284	1,175,647	40,714	1,412,820	0	0	110,774	0
Estimated Obligations	228,852	326,117	115,646	336,945	436	141,604	19,414	15,137
Provisions for Litigations	0	16,903	0	0	0	0	0	0
Post-Employment Benefits (Pension Plan Payments)	11,447	120,649	10,629	0	0	3,656	517	0
Leasing (principal)	15,709	30	11,276	18,189	0	24,338	0	159,377
Leasing (charges)	(11,205)	0	(4,415)	(1,389)	0	0	0	0
Provisions for Onerous Contracts	0	0	0	3,913	0	0	0	0
Concessions payable - Use of public property	1,710	0	2,749	0	0	0	0	0
Regulatory fees	90,242	153,743	41,285	267,244	0	29,672	1,400	44,025
Others	45,851	101,402	55,444	1,197,290	19,870	(958)	45,623	37,211
TOTAL CURRENT LIABILITIES	5,001,988	3,395,691	877,942	4,228,868	20,843	1,917,227	632,201	1,821,228

NON-CURRENT
Suppliers	1,588	0	0	0	0	0	16,555	0
Financing and Loans - principal	6,089,622	964,539	2,031,341	2,677,728	0	7,956,133	397,594	2,131,638
Debentures	450,000	139,399	99,792	180,491	0	0	0	0
Tax and Social Contributions	203,998	34,653	0	0	0	1,308	0	0
Income Tax and Social Contribution	2,584,672	1,662,708	349,174	0	11,846	0	0	0
Deferred Income Tax and Social Contribution	0	0	0	1,596,808	0	0	0	0
Derivative financial instruments	0	0	0	5,000	0	0	0	0
Reimbursement Obligations	0	0	0	0	0	0	0	0
Advance from clients	0	0	0	369,262	0	0	0	0
Estimated Obligations	86,311	113,048	14,011	10,591	0	18,298	0	0
Provisions for Litigations	1,538,908	3,114,875	307,228	1,205,893	0	234,165	250,222	639,476
Provision for uncovered liability on invested companies	0	0	0	0	0	0	0	0
Post-Employment Benefits (Pension Plan Payments)	1,682,336	1,149,134	429,826	54,118	0	73,807	124,897	16,776
Leasing (principal)	198,340	2,066	69,046	9,374	0	31,998	0	703,916
Leasing (charges)	(55,763)	0	(27,003)	(197)	0	0	0	0
Provision for Onerous Contracts	222,881	43,209	0	95,844	0	0	0	0
Concessions payable - Use of public property	33,817	0	34,738	0	0	0	0	0
Regulatory fees	294,180	436,066	57	0	0	0	0	0
Asset decomission obligation (Nuclear Power Plants)	0	0	0	0	0	3,129,379	0	0
Advances for future capital Increase	67,684	0	0	0	0	700,000	12,763	0
Others	151,508	221,331	103,910	1,291,072	23,329	0	0	0
TOTAL NON-CURRENT LIABILITIES	13,550,082	7,881,028	3,412,120	7,495,984	35,174	12,145,088	802,031	3,491,806

EQUITY
Capital Stock	6,531,154	9,753,953	4,359,226	11,576,263	118,055	6,607,258	744,924	497,946
Capital reserves	5,053,045	4,916,199	0	0	0	0	0	0
Profit Reserves	12,703,349	4,691,108	1,821,032	6,318,387	35,173	0	0	0
Additional Dividend Purposed	377,314	0	122,141	0	0	0	0	0
Accumulated profit/loss	0	0	0	0	0	(4,217,626)	(242,369)	(629,726)
Other Comprehensive Income	(3,107,215)	(1,673,994)	(272,091)	(197,772)	23,181	(387,547)	(169,016)	12,557
Minority shareholdings	849	20,663	(15,044)	0	0	0	0	0

TOTAL EQUITY	21,558,496	17,707,929	6,015,264	17,696,878	176,408	2,002,085	333,539	(119,223)

TOTAL LIABILITIES AND EQUITY	40,110,566	28,984,648	10,305,326	29,421,730	232,426	16,064,400	1,767,771	5,193,811

DFR - Investor Relations Superintendence

Marketletter - Annex I - 4Q19

Financial Information of the Subsidiaries

LIABILITIES 12/31/2018	Furnas	Chesf	Eletrosul	Eletronorte	Eletropar	Eletronuclear	CGTEE	Amazonas GT

CURRENT
Suppliers	440,360	249,474	37,432	517,463	0	1,007,018	156,283	525,517
Financing and Loans - principal	1,978,850	544,444	358,800	375,442	0	566,933	1,027,975	1,007,591
Financing and Loans - charges	92,163	11,277	5,374	29,609	0	25,791	450,107	193,334
Debentures	0	10,607	4,135	21,331	0	0	0	0
Tax and Social Contributions	237,360	116,286	27,573	80,735	600	51,742	151,366	444,866
Current Income Tax and Social Contribution	1,150,828	587,938	101,523	111,255	460	22,235	0	65,261
Derivative financial instruments	0	0	0	34	0	0	0	0
Reimbursement Obligations	0	0	0	0	0	0	0	0
Advance from clients	0	0	0	63,727	0	0	0	0
Shareholders' Compensation	248,277	158,680	29,027	1,862,174	3,129	0	104,578	0
Estimated Obligations	258,426	328,675	116,422	275,448	362	91,573	14,468	22,528
Provisions for Litigations	0	0	0	0	0	0	80,536	0
Post-Employment Benefits (Pension Plan Payments)	10,534	116,042	4,259	0	0	3,353	636	0
Leasing - principal	0	0	0	0	0	0	0	152,122
Leasing - charges	0	0	0	0	0	0	0	0
Provisions for Onerous Contracts	0	0	0	9,436	0	0	0	0
Concessions payable - Use of public property	1,777	0	2,654	0	0	0	0	0
Regulatory fees	57,863	135,546	40,574	336,332	0	37,397	19,203	26,249
Others	48,664	74,022	61,784	1,149,016	10,981	46,530	49,304	53,133
TOTAL CURRENT LIABILITIES	4,525,102	2,332,991	789,557	4,832,002	15,532	1,852,572	2,054,456	2,490,601

NON-CURRENT
Suppliers	0	0	0	0	0	164,095	16,555	0
Financing and Loans - principal	6,634,459	942,480	2,463,967	3,081,606	0	7,974,066	1,841,559	1,101,219
Debentures	0	141,526	110,206	180,423	0	0	0	0
Tax and Social Contributions	221,355	20,368	0	0	0	6,859	0	0
Income Tax and Social Contribution	4,386,772	3,165,745	483,424	0	5,416	0	0	0
Deferred Income Tax and Social Contribution	0	0	0	1,302,390	0	0	0	0
Derivative financial instruments	0	0	0	25,459	0	0	0	0
Reimbursement Obligations	0	0	0	0	0	0	0	0
Advance from clients	0	0	0	448,881	0	0	0	0
Estimated Obligations	82,863	35,305	15,768	24,176	0	28,655	2,276	0
Provisions for Litigations	1,179,786	2,715,332	194,400	1,198,638	0	244,077	0	59,332
Provision for uncovered liability on invested companies	0	0	0	0	0	0	0	0
Post-Employment Benefits (Pension Plan Payments)	126,989	974,667	350,432	40,522	0	281,128	127,911	8,839
Leasing - principal	0	0	0	0	0	0	0	823,993
Leasing - charges	0	0	0	0	0	0	0	0
Provision for Onerous Contracts	408,352	215,288	0	92,302	0	0	0	0
Concessions payable - Use of public property	34,023	0	30,121	0	0	0	0	0
Regulatory fees	304,247	408,147	0	0	0	0	9,142	0
Asset decomission obligation (Nuclear Power Plants)	0	0	0	0	0	2,620,128	0	0
Advances for future capital Increase	61,782	0	0	0	0	0	1,070,623	0
Others	89,078	88,688	217,938	1,409,439	21,057	0	0	569,900
TOTAL NON-CURRENT LIABILITIES	13,529,706	8,707,546	3,866,256	7,803,836	26,473	11,319,008	3,068,066	2,563,283

EQUITY
Capital Stock	6,531,154	9,753,953	4,359,226	11,576,263	118,055	6,607,258	845,510	497,946
Capital Reserves	5,053,045	4,916,199	0	0	0	0	0	0
Profit Reserves	10,880,115	2,354,453	1,812,461	5,911,102	37,476	0	0	0
Additional Dividend Purposes	191,723	0	87,038	0	21,730	0	0	0
Accumulated Profit/Losses	0	0	0	0	0	(3,737,515)	(4,230,390)	(887,878)
Other Comprehensive Income	(1,935,223)	(1,649,160)	(231,736)	(173,074)	10,171	(567,044)	(161,335)	13,420
Minority shareholdings	863	18,999	(12,067)	0	0	0	0	0

TOTAL EQUITY	20,721,677	15,394,444	6,014,922	17,314,291	187,432	2,302,699	(3,546,215)	(376,512)

TOTAL LIABILITIES AND EQUITY	38,776,485	26,434,981	10,670,735	29,950,129	229,437	15,474,279	1,576,307	4,677,372

DFR - Investor Relations Superintendence

Marketletter - Annex I - 4Q19

Financial Information of the Subsidiaries

STATEMENT OF INCOME 12/31/2019	Furnas	Chesf	Eletrosul	Eletronorte	Eletropar	Eletronuclear	CGTEE	Amazonas GT
Operating Revenues	8,843,946	5,137,945	2,157,104	5,606,797	8	3,088,510	483,682	2,663,553

Electric Energy Supply (sell) - Generation	3,844,586	35,945	958,839	3,173,066	0	3,519,585	493,062	3,696,090
Electric Energy Supply - Generation	745,151	625,223	0	911,826	0	0	0	0
Short Term Electric Energy - Generation	110,022	609,071	58,909	471,034	0	0	70,311	508
Revenue from Operation and Maintenance - Renewed Lines - Generation	1,263,824	2,251,711	0	33,484	0	0	0	0
Revenue from Construction of Plants - Generation	49,353	0	0	0	0	0	0	0
Financial – Return on Investment - Generation	0	0	0	0	0	0	0	0
Revenue from Operation and Maintenance - Renewed Lines - Transmission	1,511,666	1,364,760	694,546	467,974	0	0	0	0
Revenue from Operation and Maintenance - Transmission	169,760	116,591	255,001	217,111	0	0	0	19,132
RBSE Income	2,241,887	791,278	209,404	830,424	0	0	0	0
Revenue from Construction of Plants - Transmission	290,823	117,195	67,922	41,156	0	0	0	4,252
Financial – Return on Investment - Transmission	141,664	248,765	142,151	249,963	0	0	0	10,696
Other Revenues	190,248	26,460	63,031	433,074	8	74	3,859	0

Deductions to Operating Revenues	(1,715,038)	(1,049,054)	(292,699)	(1,222,315)	0	(431,149)	(83,550)	(1,067,125)

Operating Expenses	(4,858,526)	(4,340,872)	(1,581,466)	(3,124,063)	(8,751)	(2,762,727)	(811,114)	(1,952,095)

Personnel, Supplies and Services	(1,822,995)	(1,473,432)	(525,405)	(1,577,148)	(5,371)	(990,164)	(227,500)	(249,296)
Extraordinary Retirement Plan (PAE)	(58,933)	(192,975)	(37,138)	(248,823)	0	(1,183)	(7,597)	(10,701)
Energy Purchased for Resale	(850,960)	(307,340)	(432,467)	(333,124)	0	0	(225,388)	(234,551)
Charges upon use of eletricity network	(629,395)	(712,357)	(23,322)	(610,369)	0	(172,661)	(13,328)	(81,839)
Construction	(306,454)	(471,275)	(42,666)	(77,494)	0	0	0	(17,228)
Electric Energy production cost	(558,052)	0	0	0	0	(430,406)	(22,276)	(1,096,427)
Donations and Contributions	(15,965)	(8,475)	0	(11,404)	0	(1,431)	0	(1,823)
Depreciation and Amortization	(274,648)	(111,775)	(159,441)	(444,936)	(10)	(575,517)	(70,214)	(157,502)
Operating Provisions	455,342	(868,553)	(322,815)	257,232	(2,272)	(462,989)	(215,318)	(89,075)
Others	(796,466)	(194,690)	(38,212)	(77,997)	(1,098)	(128,376)	(29,493)	(13,653)

OPERATING RESULT BEFORE FINANCIAL RESULT	3,985,420	797,073	575,638	2,482,734	(8,743)	325,783	(327,432)	711,458

FINANCIAL REVENUES (EXPENSES)

Income from financial investments	48,068	61,040	64,139	100,314	5,815	6,748	3,289	21,409
Income from Interest, Commission and Fees	5,050	0	0	0	0	0	0	0
Additional Interest on Energy	11,573	133,781	0	104,452	0	0	0	0
Monetary Adjustment Gain	56,878	44,468	0	240,825	0	3,164	0	3,936
Exchange Variation Gain	4,266	0	92,942	29,406	0	27,681	934	0
Fair value adjustment - RBSE gain	2,908,116	1,251,012	219,870	198,415	0	0	0	0
Gains on Derivatives	0	0	0	85,333	0	0	0	0
Other Financial Income	29,664	6,406	8,299	3,627	7	156,921	121	150,472
Debt Charges - financing and loans	(605,207)	(96,274)	(195,791)	(231,404)	0	(613,302)	(442,685)	(190,495)
Debt Charges - suppliers	0	0	(383)	0	0	0	0	0
Debt Charges - leasing	(1,180)	0	(4,889)	(4,014)	0	(5,468)	0	(319,038)
Charges on shareholders' funds	(30,515)	0	(3,568)	0	0	0	(6,197)	0
Monetary Adjustment Loss	(110,762)	(1,247)	(30,487)	(364,728)	0	(42,987)	0	(14,798)
Exchange Variation Loss	(16,766)	0	(108,681)	(62,342)	0	(30,031)	(883)	(3,713)
Fair value adjustment - RBSE loss	(2,685,633)	(765,980)	(220,292)	(537,748)	0	0	0	0
Loss on derivatives	0	0	0	(141,946)	0	0	0	0
Other Financial Expenses	(165,979)	(54,354)	(31,506)	(72,395)	(1,206)	(186,469)	(13,663)	(31,023)

PROFIT/LOSS BEFORE RESULTS OF EQUITY INVESTMENTS, TAXES AND SOCIAL CONTRIBUTIONS	(552,427)	578,852	(210,347)	(652,205)	4,616	(683,743)	(459,084)	(383,250)

RESULTS OF EQUITY METHOD INVESTMENTS	(22,629)	232,507	(73,941)	147,496	2,980	0	0	0

OTHER OPERATING INCOME/EXPENSES	32,760	(44,461)	5,934	30,482	0	0	0	0

RESULT BEFORE SOCIAL CONTRIBUTION, INCOME TAX, EMPLOYEES AND MANAGEMENT PARTICIPATION AND MINORITY PARTICIPATION	3,443,124	1,563,971	297,284	2,008,507	(1,147)	(357,960)	(786,516)	328,208

Total Income Taxes and Social Contributions and Fiscal Incentives Revenue	(226,872)	1,921,891	(128,836)	(249,961)	(1,238)	(122,151)	0	(70,056)

RESULT BEFORE EQUITY PARTICIPATIONS	3,216,252	3,485,862	168,448	1,758,546	(2,385)	(480,111)	(786,516)	258,152

Minority Participation	(14)	0	(2,977)	0	0	0	0	0
NET INCOME FOR THE PERIOD	3,216,266	3,485,862	171,425	1,758,546	(2,385)	(480,111)	(786,516)	258,152

DFR - Investor Relations Superintendence

Marketletter - Annex I - 4Q19

Financial Information of the Subsidiaries

STATEMENT OF INCOME 12/31/2018	Furnas	Chesf	Eletrosul	Eletronorte	Eletropar	Eletronuclear	CGTEE	Amazonas GT
Operating Revenues	8,687,716	4,779,739	2,056,445	6,097,989	10	2,978,758	451,212	776,957

Electric Energy Supply (sell) - Generation	3,557,731	121,628	931,861	3,659,455	0	3,395,986	529,731	718,467
Electric Energy Supply - Generation	660,184	722,884	19,623	917,166	0	0	0	0
Short Term Electric Energy - Generation	189,917	223,025	34,490	524,501	0	0	0	298,957
Revenue from Operation and Maintenance - Renewed Lines - Generation	1,005,929	1,653,526	0	24,330	0	0	0	0
Revenue from Construction of Plants - Generation	27,548	6,747	0	0	0	0	0	0
Financial – Return on Investment - Generation	0	24,666	0	0	0	0	0	0
Revenue from Operation and Maintenance - Renewed Lines - Transmission	1,407,945	1,417,859	696,812	512,834	0	0	0	0
Revenue from Operation and Maintenance - Transmission	175,432	108,991	208,601	222,986	0	0	0	39,441
RBSE Income	2,492,439	1,013,071	0	739,940	0	0	0	0
Revenue from Construction of Plants - Transmission	317,223	216,156	45,519	63,614	0	0	0	32,920
Financial – Return on Investment - Transmission	153,126	241,250	338,099	255,824	0	0	0	11,746
Other Revenues	255,764	32,814	64,288	417,148	10	92	2,894	0

Deductions to Operating Revenues	(1,555,522)	(1,002,878)	(282,848)	(1,239,809)	0	(417,320)	(81,413)	(324,574)

Operating Expenses	(5,066,225)	(4,116,883)	(1,207,454)	(2,359,746)	(8,821)	5,004,358	35,224	(155,787)

Personnel, Supplies and Services	(1,876,167)	(1,380,002)	(551,216)	(1,506,370)	(5,355)	(990,114)	(191,172)	(238,969)
Extraordinary Retirement Plan (PAE)	(49,968)	(193,866)	(36,510)	(71,037)	0	3,179	(9,817)	0
Energy Purchased for Resale	(693,432)	(267,126)	(416,915)	(386,995)	0	0	(215,863)	336,884
Charges upon use of eletricity network	(596,942)	(612,767)	(22,107)	(586,146)	0	(260,562)	(48,029)	(43,250)
Construction	(306,542)	(835,002)	(39,508)	(86,878)	0	0	0	(39,551)
Electric Energy production cost	(685,526)	0	0	0	0	(408,383)	(9,663)	(113,378)
Donations and Contributions	(14,432)	(6,704)	0	(2,485)	0	0	0	0
Depreciation and Amortization	(260,592)	(94,448)	(150,424)	(424,735)	(24)	(505,624)	(58,119)	(144,442)
Operating Provisions	(210,602)	(473,135)	(13,796)	913,599	(2,295)	7,261,170	627,741	11,263
Others	(372,022)	(253,833)	23,022	(208,699)	(1,147)	(95,308)	(59,854)	75,656

OPERATING RESULT BEFORE FINANCIAL RESULT	3,621,491	662,856	848,991	3,738,243	(8,811)	7,983,116	486,436	621,170

FINANCIAL REVENUES (EXPENSES)

Income from financial investments	46,099	28,703	42,619	96,011	6,908	4,358	3,886	8,218
Income from Interest, Commission and Fees	4,887	0	0	0	0	0	0	0
Additional Interest on Energy	24,992	112,157	0	104,432	0	0	0	0
Monetary Adjustment Gain	81,395	53,318	7,735	252,603	0	8,369	0	6,067
Exchange Variation Gain	7,743	0	40,795	1,467	0	10,168	0	0
Fair value adjustment - RBSE gain	658,116	5,951	0	0	0	0	0	0
Derivatives financial instruments	0	0	0	20,366	0	0	0	0
Other Financial Income	122,565	37,355	6,984	21,272	74	179,093	160	64,970
Debt Charges - financing and loans	(710,869)	(207,413)	(196,851)	(298,652)	0	(59,526)	(451,063)	(203,173)
Debt Charges - suppliers	0	0	(905)	0	0	0	0	0
Debt Charges - leasing	0	0	0	0	0	0	0	(308,770)
Charges on shareholders's funds	(18,344)	0	(7,534)	0	0	0	(10,683)	0
Monetary Adjustment Loss	(122,273)	(11,825)	(33,987)	(408,110)	0	(16,364)	0	(34,684)
Exchange Variation Loss	(68,382)	0	(67,924)	(89,817)	0	(84,078)	0	(3,639)
Fair value adjustment - RBSE loss	(1,474,045)	0	0	(124,654)	0	0	0	0
Losses on derivatives	0	0	0	(63,378)	0	0	0	0
Other Financial Expenses	(131,978)	(60,296)	(28,840)	(40,450)	(1,236)	(161,444)	(350)	(43,747)

PROFIT/LOSS BEFORE RESULTS OF EQUITY INVESTMENTS, TAXES AND SOCIAL CONTRIBUTIONS	(1,580,094)	(42,050)	(237,908)	(528,910)	5,746	(119,424)	(458,050)	(514,758)

RESULTS OF EQUITY METHOD INVESTMENTS	(380,383)	42,669	(267,554)	445,852	17,855	0	0	0

OTHER OPERATING INCOME/EXPENSES	7,438	20,477	0	(116,316)	0	0	0	0

RESULT BEFORE SOCIAL CONTRIBUTION, INCOME TAX, EMPLOYEES AND MANAGEMENT PARTICIPATION AND MINORITY PARTICIPATION	1,668,452	683,952	343,529	3,538,869	14,790	7,863,692	28,386	106,412

Income Tax and Social Contribution and Fiscal Incentives Revenue	(597,368)	(508,922)	(218,539)	(250,394)	(1,613)	(105,404)	0	(11,996)

RESULT BEFORE EQUITY PARTICIPATIONS	1,071,084	175,030	124,990	3,288,475	13,177	7,758,288	28,386	94,416

Minority Participation	25,707	0	2,831	0	0	0	0	0
NET INCOME FOR THE PERIOD	1,045,377	175,030	122,159	3,288,475	13,177	7,758,288	28,386	94,416

DFR - Investor Relations Superintendence

Marketletter - Annex I - 4Q19

Financial Information of the Subsidiaries

CASH FLOWS 12/31/2019	Furnas	Chesf	Eletrosul	Eletronorte	Eletronuclear	CGTEE	Eletropar	Amazonas GT
Operating Activities
Profit (loss) before income tax and social contribution	3,443,124	1,563,971	297,284	2,008,507	(357,960)	(786,516)	(1,147)	328,208

Depreciation and Amortization	274,648	111,775	159,441	444,936	575,517	70,214	10	157,502
Net monetary variations	53,884	(43,221)	30,487	123,903	39,823	0	0	10,862
Net exchange variations	12,500	0	15,739	32,936	2,350	(51)	0	3,713
Financial Charges	737,652	96,274	201,063	235,418	618,482	442,685	0	509,533
Financial Income - Concession Assets	(141,664)	(248,765)	(142,151)	(249,963)	0	0	0	(10,696)
Construction Income	(340,176)	(117,195)	(67,922)	(41,156)	0	0	0	(4,252)
RBSE Income	(2,241,887)	(791,278)	(209,404)	(830,424)	0	0	0	0
Result of equity method investees	22,629	(232,507)	73,941	(147,496)	0	0	(2,980)	0
Provision (reversal) for uncovered liabilities	0	0	0	0	0	0	0	0
Bad Debt Expense (reversals)	120,069	97,096	(3,385)	275,989	0	0	0	64,879
Provisions for litigation	359,122	416,895	142,956	79,863	(9,912)	181,995	0	(3,089)
Provision (reversal) for impairment of assets	(312,684)	(74,977)	(27,256)	(219,263)	462,122	70,031	0	19,562
Provisions (reversals) for onerous contracts	(185,471)	8,449	0	(1,981)	0	0	0	0
Impairment (reversal) of investment losses	(496,790)	262,071	197,139	(289,767)	0	0	0	0
Minor shareholders' share	14	0	0	0	0	0	0	0
Charges on resources from shareholders' compensation	30,515	0	3,568	0	0	6,197	0	0
Financial Instruments - Derivatives Net Income	0	0	0	56,613	0	0	0	0
Other adjustments before IR / CS (LAIR)	(395,279)	316,758	(830,875)	(6,976)	145,421	0	0	(53,665)
(Increase) decrease on operating assets/liabilities	506,077	(1,103,106)	(412,972)	144,898	(567,118)	5,079	27,126	(824,411)

Cash flows from Operating Activities	1,446,283	262,240	(572,347)	1,616,037	908,725	(10,366)	23,009	198,146

Payment of interest	(1,224,806)	(79,027)	(199,023)	(207,352)	(614,563)	0	0	(211,258)
Amounts received from allowed annual revenue	217,215	278,435	1,153,286	338,525	0	0	0	0
Receipt of Financial Asset Indemnities (RBSE/Ke)	3,279,655	1,829,566	342,220	1,018,575	0	0	0	0
Receipt of interest	1,805	0	0	0	0	0	0	0
Payment of income tax and social contributions	(1,453,231)	(758,997)	(221,289)	(496,998)	(155,646)	0	(1,238)	0
Payment of refinancing of taxes and contributions - principal	(29,242)	0	0	0	0	0	0	0
Receipt of financial asset compensation	205,297	0	3,017	21,352	0	0	7,721	0
Pension Plan Payments	(53,898)	(164,545)	(5,531)	0	(4,405)	0	0	0
Payment of legal provisions	0	(17,352)	0	(72,608)	0	0	0	0
Judicial Deposits	(19,545)	(21,217)	70,471	(80,485)	18,931	(33,531)	0	201,485

Net Cash from (used in) Operating Activities	2,369,533	1,329,103	570,804	2,137,046	153,042	(43,897)	29,491	188,373

Cash Flows from Financing Activities
Loans and financing	1,438,978	0	0	0	432,374	13,147	0	231,742
Payment of Loans and financing - principal	(2,008,158)	(397,935)	(365,698)	(406,765)	(263,216)	5,497	(24,860)	(54,847)
Payment of Shareholders Remuneration	(720,515)	(171,619)	(119,632)	(1,993,441)	0	0	0	0
Advances for Future Capital Increase (AFAC)	0	0	0	0	700,000	246,544	0	0
Payment of refinancing of taxes and contributions - principal	0	0	0	0	0	0	0	0
Others	(1,259)	0	(3,482)	0	0	0	82	0
Net Cash from (used in) Financing Activities	(1,290,954)	(569,554)	(488,812)	(2,400,206)	869,158	265,188	(24,778)	176,895

Cash Flows from Investment Activities

Loans and Financing - Payment	0	0	0	0	0	0	0	0
Loans and Financing - Receipt	338	98,540	0	0	0	0	0	0
Acquisition of fixed assets	(725,809)	(177,611)	(9,244)	(26,413)	(790,247)	(216,302)	0	(7,134)
Acquisition of intangible assets	(28,719)	(15,437)	(5,387)	0	(9,919)	0	0	0
Capital investment in equity investments	(183,935)	0	(27,981)	(145,807)	0	0	(4,733)	0
Investment for future capital increases	0	(59,422)	(113,510)	0	0	0	0	0
Sale of investments in equity interests	32,000	0	0	0	0	0	0	0
Others	(173,008)	(764,604)	63,234	434,322	(217,133)	78	5	(333,611)
Net Cash from (used in) investments activities	(1,079,133)	(918,534)	(92,888)	262,102	(1,017,299)	(216,224)	(4,728)	(340,745)

Net increase (decrease) in cash and cash equivalents	(554)	(158,985)	(10,896)	(1,058)	4,901	5,067	(15)	24,523
Cash and cash equivalents – beginning of period	73,161	276,986	44,333	5,156	3,805	8,914	37	41,729
Cash and cash equivalents – end of period	72,607	118,001	33,437	4,098	8,706	13,981	23	66,252
	(554)	(158,985)	(10,896)	(1,058)	4,901	5,067	(14)	24,523

DFR - Investor Relations Superintendence

Marketletter - Annex I - 4Q19

Financial Information of the Subsidiaries

CASH FLOWS 12/31/2018	Furnas	Chesf	Eletrosul	Eletronorte	Eletronuclear	CGTEE	Eletropar	Amazonas GT
Operating Activities
Profit (loss) before income tax and social contribution	1,668,452	683,952	343,529	3,538,869	7,863,692	28,386	14,790	106,412

Depreciation and Amortization	260,592	94,448	150,424	424,735	505,624	58,119	24	144,442
Net monetary variations	40,878	(41,493)	26,252	155,507	7,995	0	0	28,617
Net exchange variations	60,639	0	27,129	88,350	73,910	0	0	3,639
Financial Charges	715,395	207,413	197,756	298,652	59,526	451,063	0	511,943
Financial Income - Concession Assets	(153,126)	(265,916)	(107,869)	(255,824)	0	0	0	(11,746)
Construction Income	(344,771)	(222,903)	(45,519)	(63,614)	0	0	0	(32,908)
RBSE Income	(2,492,439)	(1,013,071)	(216,810)	(739,940)	0	0	0	0
Result of equity method investees	380,383	(42,669)	267,554	(445,852)	0	0	(17,855)	0
Provision (reversal) for uncovered liabilities	0	0	0	0	0	0	0	0
Bad Debt Expense (reversals)	92,163	113,712	2,845	12,860	0	0	0	0
Provisions for litigation	309,114	536,564	13,499	313,391	43,578	(382,167)	(300)	5,846
Provision (reversal) for impairment of assets	(68,920)	(138,977)	(123,235)	(8,524)	(5,853,711)	(293,925)	0	(33,581)
Provisions (reversals) for onerous contracts	203,677	30,701	0	(199,384)	(1,388,843)	0	0	0
Impairment (reversal) of investment losses	(276,142)	(10,343)	86,756	(130,425)	0	0	0	0
Minor shareholders' share	(25,707)	0	0	0	0	0	0	0
Charges on resources from shareholders	18,344	0	7,534	0	0	11,033	0	0
Financial Instruments - Derivatives Net Income	0	0	0	43,012	0	0	0	0
Other adjustments before IR / CS (LAIR)	661,965	0	(882,460)	(777,648)	402,334	2,787	2,577	88,746
(Increase) decrease on operating assets/liabilities	509,678	0	(451,132)	(113,917)	(669,602)	144,625	(144)	412,300

Cash flows from Operating Activities	1,560,175	(68,582)	(703,747)	2,140,248	1,044,503	19,921	(908)	1,223,710

Payment of interest	(1,228,954)	0	(200,517)	(281,944)	(524,872)	0	0	(46,789)
Amounts received from allowed annual revenue	198,714	0	1,084,914	328,323	0	0	0	0
Receipt of Financial Asset Indemnities (RBSE/Ke)	3,401,741	0	417,552	979,881	0	0	0	0
Receipt of interest	824	0	0	0	0	0	0	0
Payment of income tax and social contribution	(988,187)	0	(109,657)	(805,008)	(83,169)	0	(1,613)	0
Payment of refinancing of taxes and contributions - principal	(49,364)	0	0	0	0	(2,519)	0	0
Receipt of financial asset compensation	227,290	0	22,780	51,896	0	0	18,524	0
Pension Plan Payments	(64,412)	0	(7,738)	0	0	0	0	0
Payment of legal provisions	0	0	0	(39,760)	0	0	0	0
Judicial Deposits	(132,758)	0	(52,198)	(149,120)	(5,072)	(6,576)	0	(193,843)

Net Cash provided by Operating Activities	2,925,069	(68,582)	451,389	2,224,516	431,390	10,826	16,003	983,078

Financing Activities
Loans and financing	0	0	282,083	405,262	175,900	0	0	135,123
Payment of Loans and financing - principal	(1,491,042)	0	(435,571)	(1,132,402)	(286,113)	0	(87,381)	(1,099)
Payment of Shareholders Remuneration	(318,344)	0	(143,386)	(1,237,431)	0	0	0	0
Advances for Future Capital Increase (AFAC)	0	0	0	0	0	82,900	0	0
Payment of refinancing of taxes and contributions - principal	0	0	0	0	0	0	0	0
Others	15,572	0	0	0	0	0	0	8,878
Net Cash provided by Financing Activities	(1,793,814)	0	(296,874)	(1,964,571)	(110,213)	82,900	(87,381)	142,902

Investment Activities

Loans and Financing - Payment	0	0	0	0	0	0	0	0
Loans and Financing - Receipt	9,393	0	0	0	0	0	0	0
Acquisition of fixed assets	(223,712)	0	(24,228)	(35,666)	(400,863)	(144,315)	0	(25,765)
Acquisition of intangible assets	(7,657)	0	(7,541)	0	(12,312)	(481)	0	0
Capital investment in equity investments	(445,409)	0	(38,910)	(234,942)	0	0	(7,949)	0
Investment for future capital increases	0	0	(82,005)	0	0	0	0	0
Sale of investments in equity interests	0	0	0	0	0	0	79,327	0
Others	(414,182)	0	22,178	(4,089)	94,739	0	0	(1,069,046)
Net Cash from investments activities	(1,081,567)	0	(130,506)	(274,697)	(318,436)	(144,796)	71,378	(1,094,811)

Net increase (decrease) in cash and cash equivalents	49,688	(68,582)	24,009	(14,752)	2,741	(51,070)	0	31,169
Cash and cash equivalents – beginning of period	23,473	0	20,324	19,908	1,064	59,984	37	10,560
Cash and cash equivalents – end of period	73,161	0	44,333	5,156	3,805	8,914	37	41,729
	49,688	0	24,009	(14,752)	2,741	(51,070)	0	31,169

DFR - Investor Relations Superintendence

Marketletter - Annex II - 4Q19

Financial Information of the Subsidiaries

CHESF
Result Analysis

The Company had, in 4Q19, a result 431.5% higher than that ascertained in 4Q18, going from a profit of R$ 400 million in 4Q18 to a profit of R$ 2,126 million in 4Q19 mainly due to the reasons described below.

Operating Revenue

The Net Operating Revenue, in 4Q19, decreased by 6.7% compared to 4Q18, going from R$ 1,392 million in 4Q18 to R$ 1,601 million in 4Q19. The variations of each income account are detailed below:

Gross Revenue - R$ Thousand	4Q19	4Q18	Variation (%)	Analysis
Generation	930,787	924,379	0.7
Energy supply to distribution companies	8,383	29,827	-71.9

The variation is mainly due to the following reasons: (i) termination of contracts in 4Q18 (about 80 average MW), with an average sale price of R$ 185.00/MWh, whose energy was not contracted again in 2019.

Supply	154,222	194,927	-20.9

The variation is mainly due to the following reasons: (i) reduction in the period of around 138 average MW in the consumption of industrial customers reached by Law 13,182/2015 in 4Q19, in comparison with the same period of the previous year, due to a problem at a plant of an industrial consumer in the state of Alagoas, from May to December/2019. These facts also contributed to the increase in revenue at CCEE.

Short Term Market (CCEE)	176,205	14,510	1,114.4

The variation is mainly due to the following reasons: (i) sale of energy resulting from the termination of contracts in 2018 (about 80 average MW), whose energy was not re-contracted in 2019 (lack of contracting reflected in the negative variation of the supply item) and reduction derived from problems at the plant of an industrial consumer in the state of Alagoas, from May to December/2019 (reduction reflected in the negative variation of the supply item); (ii) the PLD varied from approximately R$ 155/MWh (4Q18) to R$ 273/MWh (4Q19).

O&M Income - Renewed Power Plants pursuant Law 12,783/2013	591,977	688,963	-14.1

The variation is mainly due to: (i) RAG readjustment, according to Aneel Resolution No. 2587/2019 (cycle 2019-2020), whose increase reached the average percentage of 9%; (ii) an increase of approximately R$ 10 million in total revenue to cover CFURH expenses due to an approximate 45% increase in the generation of plants renewed in 4Q19 compared to the same period in 2018; (iii) in 4Q18, there R$ 291 million were accounted due to a non-recurring adjustment in the GAG improvement (change in the GAG improvement methodology at the time).

Generation Construction Income	0	-3,848	-100.0	Due to the RAG improvement accounting, there was no record in the construction revenue for the period.
Transmission	649,782	716,571	-9.3
O&M Transmission Lines renewed pursuant to Law 12,783/2013	255,741	370,350	-30.9

The variation is mainly due to (i) decrease in items related to the MP 579 resulting from the tariff revisions between the resolution of the 2018/2019 cycle and the resolution of the current cycle 2,565/19, such as: apportionment of revenue anticipation and adjustment portion. The other effects can be attributed to the determination by IFRS15 of the enterprises associated with Resolutions of CC 061/2001 and the projection of the new receiving flow in accordance with the resolution published in July/2019 approximately of R$ 69 million.

O&M Transmission lines not renewed pursuant to Law 12,783/2013	41,145	55,501	-25.9

The variation is mainly due to (i) the annual AAR readjustment (Resolution 2,565 / 19) and go-live of new enterprises, apportionment of revenue in advance (-R$ 1 milliom), and adjustments to the Variable Portion (-R$ 2 million). The other effects can be attributed to the calculation by IFRS15 of projects associated with the resolution of non-renewed contracts, such as calculation of O&M margin and adjustments in the calculation methodology in 4Q19, as well as the projection of the new receipt flow according to the Resolution published in July/2019, impacting the approximate reduction of R$ 5 million in SPE ETN and R$ 4 million in other non-renewed contracts.

RBSE Income	230,607	236,796	-2.6

The variation is mainly due to: (i) variation in the discount rate applied between the compared periods (WACC 6.64% in 2019 and NTNB of 4.60% in 2018); partially offset by (ii) updating of the RBSE receivable portion resulting from amortization.

Transmission Construction Income	45,551	2,550	1,686.3

The variation is mainly due to: (i) construction margin between the compared dates, as a result of the resolutions published in 2019, making possible new investments and, consequently, more construction revenues.

Income from Return of Investment in Transmission	76,738	51,374	49.4

The variation is mainly due to: (i) higher registration of the remuneration that reflects on the concession asset due to the beginning of operation of new entreprises during the year of 2019, with emphasis on contract authorizations 61.

Other Incomes	5,578	9,202	-39.4

The variation is mainly due to: (i) decrease in revenue from operation and maintenance services of R$ 3 million; and (ii) decrease in engineering services revenue R$ 3 million; offset by, (ii) income increase from the provision of O&M services from ETN, which was incorporated in 4Q19, in the amount of R$ 2 million.

Deductions to the Operating Revenue	-288,075	-258,131	11.6	The variation is mainly due to: (i) an increase in CFHUR in the amount of R$ 11 million; and (ii) increase of PASEP/COFINS in the amount of R$ 23 million between the compared dates.
ROL	1,298,072	1,392,021	-6.7
Operating Costs and Expenses
Expenses and operating costs, in 4Q19, increased by 33% compared to 4Q18, from R$ 1,092 million in 4Q18 to R$ 1,455 million in 4Q19, with the variations listed below:

PMSO - R$ Thousand	4Q19	4Q18	Variation (%)	Analysis
Personnel	-449,818	-309,442	45.4

The variation is mainly due to: (i) adjustments for the implementation of the HCM module in SAP-IU, such as: (a) non-recurring increase in the base salary in the amount of R$ 41 million and on vacation in the amount of R$ 26 million, adjusting the respective accounts payable; (b) non-recurring expenses related to personnel (contract termination due to PDC) in the amount of R$ 46 million, impacting social charges and dismissal prior notice. In order to maintain accounting consistency with the other companies consolidated by Eletrobras, Chesf's PDC costs were allocated managerially, by Eletrobras, to the consolidated management results, presented to the market, under PDC item and as a Non-Recurring Expense. Disregarding these expenses of R$ 46 million in this personnel account, the variation would have been a 30.5% increase for the other reasons mentioned above. From the point of view of consolidated financial statements, Eletrobras also adjusted the said accounting classification.

Services	-10,419	-8,627	20.8

The variation is mainly due to: (i) increase in expenses with fuels and lubricants, R$ 0.3 million; occupational health and safety materials, R$ 0.2 million and increase in expenditures on medical and hospital supplies, R$ 0.6 million, and miscellaneous materials, R$ 0.5 million due to higher material consumption in 4Q19.

Supplies	-85,348	-63,857	33.7

The variation is mainly due to: (i) increase in expenses with maintenance and conservation of roads, R$ 3.9 million; expenses with business consulting services and information technology R$ 4.4 million; facilities conservation and maintenance services R$ 7.7 million; and services to building contractors R$ 7.0 million; and (ii) in 2018, there was a resumption of hiring, which expenses occurred only in 2019.

Consensual Dismissal Plan/PAE (Provision)	-160,066	-56,940	181.1

The variation is mainly due to the following reasons: (i) amounts provisioned between the base dates, mainly due to the number of subscribers (626 employees in 2019, with 543 adhesions in 4Q19; no adhesions in 4Q18, with only adjustments made in the previous quarter, with 543 employees joining the dismissal plan in 2018). In addition, as mentioned in Personnel, in order to maintain accounting consistency with the other companies consolidated by Eletrobras, Chesf's PDC costs arising from social charges and prior notice (allocated by Chesf in personnel) were allocated managerially by Eletrobras , in the consolidated management results, presented to the market, in PDC item and as a Non-Recurring Expense, totaling R$ 46 million. Considering these expenses of R$ 46 million in this PDC account, the variation would have been 261.9% and are all non-recurring costs.

Other	-117,755	-182,790	-35.6
Donations and Contributions	17,040.0	-1,540.0	-1,206.5

The variation is mainly due to the following reason: (i) adjustments in the implementation of SAP-IU, impacting the transfer of CEPEL contribution balance of R$ 21 million in 4Q19  to Assets through Service Orders - ODS.

Other Operating Expenses	-134,795	-181,250	-25.6

The variation is mainly due to the following reason:  (i) reclassification of labor court convictions R$ 22 million to Other Operating Expenses due to payment; (ii) indemnities account R$ 13 million; (iii) rental of vehicles R$ 4 million; (iv) taxes and miscellaneous fees R$ 3 million (v) reclassification due to adjustments in the ICMS SAP-IU difference in the rate of R$ 11 million.

TOTAL PMSO	-823,406	-621,656	32.5

Operating Costs - R$ Thousand	4Q19	4Q18	Variation (%)
Energy Purchased for Resale	-76,956	-71,257	8.0

The variation is mainly due to the following reasons: (i) reduction of 42 average MW in 4Q19 due to the seasonalization of purchase contracts, in the average amount of R$ 17 million; offset by (ii) some purchase contracts referring to 4Q18 were accounted as non-recurring in the beginning of 2019 in the amount of R$ 22 million, which led the accounting of the expense 4Q18 to be lower than contracted; and, (iii) higher average price in 4Q19 in the amount of R$ 184/MWh against R$ 137/MWh in 4Q18.

Charges for the Use of the Electricity Grid	-136,447	-146,834	-7.1

The variation is mainly due to: (i) non-recurring registration of Pis/Cofins credit in the amount of R$ 67 million. Additionally, we inform that there was an increase of about 10% for the 2019-2020 cycle.

Construction Expense	-170,353	-284,192	-40.1	The variation is mainly due to: (i) lower volume of investments made in 4Q19 when compared to 4Q18.
Depreciation and Amortization	-17,465	-25,593	-31.8

The variation is mainly due to: (i) a group of equipment classified in fixed assets reached the end of its regulatory useful life, after 4Q18, it is no longer necessary to account depreciation of such equipment.

TOTAL OPERATING COSTS	-401,221	-527,876	-24.0

Operating Provisions	4Q19	4Q18	Variation (%)	Analysis
Operating Provisions	-230,465	56,819	505.6

The variation is mainly due to: (i) Accounting of SPE impairment provision, in the amount of R$ 227 million, 4Q19 (reversal of R$ 60 million in 4Q18); (ii) R$ 159 million transferred to Expiry Contracts Loss; (iii) increase in the update of Factor K in the amount of R$ 42 million and (iv) reduction of the GSF provision, in the amount of R$ 17 million, due to the hydrological cycle in the period.

DFR - Investor Relations Superintendence

Marketletter - Annex II - 4Q19

Financial Information of the Subsidiaries

Financial Result - R$ Thousand	4Q19	4Q18	Variation (%)	Analysis
Financial Income	671,303	68,281	883.1
Income from financial investments	15,108	11,084	36.3	The variation is mainly due to: (i) increase in the amount of financial investments of the Company, due to the availability of cash between the compared dates.
Additional interest on energy	40,089	20,689	93.8	The variation is mainly due to: (i) recalculation / adjustment, in 4Q18, of the debt update of Rio Doce Manganês and interest update in the amount of R$ 13 million in 4Q19.
Monetary adjustment gain	17,982	12,684	41.8	The variation is not relevant to financial results.
Fair value adjustment - RBSE gain	619,222	5,951	10,305.3

The variation in the RBSE's fair value is derived from the remeasurement at fair value of the RBSE Asset considering the following assumptions:
(i) Update of the “Ke” remuneration installment as of July 2017 by the Regulatory Transmission WACC and IPCA until the measurement date;
(ii) Changing the discount rate of the next NTN-B from 4.6% in December 2018 to another rate close to regulatory remuneration; and
(iii) “Ke” term -  beginning of receipt/amortization - tariff cycle 21/22 - according to Order 120, beginning of receipt is June 2021 ending up in June 2025.
Such changes were made in order to approximate the current legal scenario of RBSE and adjust its cash flows, approaching the expected realization.
From a consolidated point of view, Eletrobras  released the net financial result of fair value income and expenses (Adjustment to Fair Value RBSE).

Other Financial Income	-21,098	17,873	218.0	The variation is mainly due to the following reason: (i) reclassification in 4Q19 of the Fair Value RBSE to "Adjustment to Fair Value - RBSE".
Financial Expenses	-769,598	232,541	-431.0
Debt Charges - Financing and Loans	-15,974	-44,671	-64.2	The variation is mainly due to: (i) the total settlement of the debt with Eletrobras holding, through transfers of shareholdings in SPEs ("lieu of payment").
Monetary adjustment loss	-2,072	-1,886	9.9	The variation is not relevant to financial results.
Fair value adjustment - RBSE loss	-765,980	0	-

The variation in the RBSE's fair value is derived from the remeasurement at fair value of the RBSE Asset considering the following assumptions:
(i) Update of the “Ke” remuneration installment as of July 2017 by the Regulatory Transmission WACC and IPCA until the measurement date;
(ii) Changing the discount rate of the next NTN-B from 4.6% in December 2018 to another rate close to regulatory remuneration; and
(iii) “Ke” term -  beginning of receipt/amortization - tariff cycle 21/22 - according to Order 120, beginning of receipt is June 2021 ending up in June 2025.
Such changes were made in order to approximate the current legal scenario of RBSE and adjust its cash flows, approaching the expected realization.
From a consolidated point of view, Eletrobras  released the net financial result of fair value income and expenses (Adjustment to Fair Value RBSE).

Other Financial Expenses	14,428	279,098	-94.8

The variation is mainly due to the following reason: (i) reclassification of RBSE (IFRS 9), in the amount of R$ 300 million, in 4Q18, which has been accounted in "Other Financial Expenses"  and now it has changed to "Adjustment to Fair Value - RBSE '.

Financial Result	-98,295	300,822	-132.7

Equity Interests (Equity) - R$ Thousand	4Q19	4Q18	Variation (%)	Analysis
Equity Interests (Equity)	129,927	-46,440	379.8	The variation is mainly due to: (i) positive result in SPE ESBR (R$ 163 million), due to the reversal of the provision.
Other Operating Income/expenses- R$ Thousand	4Q19	4Q18	Variation (%)	Analysis
Other Operating Income/Expenses	-181,816	20,477	-987.9	The variation is mainly due to: (i) due to expiry of R$ 159 million; and (ii) accountings of loss on investments in SPE in the amount of R$ 22 million (lieu of payment by SPE Serra das Vacas).

Income Tax (IR) and Social Contribution on Net Income (CSLL) - R$ Thousand	4Q19	4Q18	Variation (%)	Analysis
Current IR and CSLL	-63,741	-191,202	-66.7

The variation is mainly due to: (i) exclusions in 2018 influenced on real profit (adjusted tax profit), notably the reversals of operating provisions by R$ 176 million and the RBSE update in the order of R$ 129 million; (ii) in addition, in 2018 there was compensation for tax loss and negative basis, which contributed to a reduction in tax expense of approximately R$ 45 million in IRPJ and CSLL; and (iii) there was also an increase in revenues in 2019 related to short-term electricity (CCEE), in the order of R$ 175 million.

Deferred IR and CSLL	2,296,771	-23,783	9,757.2

The variation is mainly due to: (i) the constitution of Deferred Tax Assets (R$ 823 million) and a write-off of deferred tax liabilities of R$ 1.5 billion - due to the use of the effective IR rate ( 6.25%) - as a consequence of SUDENE tax incentive, a 75% reduction in the IRPJ.

Tax Incentives	200,649	40,933	390	The variation is mainly due to: (i) the increase in the incentive revenue, according to SUDENE reports published in 2019.

DFR - Investor Relations Superintendence

Marketletter - Annex II - 4Q19

Financial Information of the Subsidiaries

ELETRONORTE

Result Analysis

The Company had, in 4Q19, a result  61.7% lower that ascertained in 4Q18, going from a profit of R$ 1,086 million in 4Q18 to a profit of R$ 415.8 million in 4Q19, mainly due to the reasons described below.

Operating Revenue

The Net Operating Revenue, in 4Q19, decreased of 8.6% compared to 4Q18, going from R$ 1,787.9 million in 4Q18 to R$ 1,634 million in 4Q19. The variations of each income account are detailed below:

Gross Revenue - R$ Thousand	4Q19	4Q18	Variation (%)	Analysis
Generation	1,382,162	1,627,594	-15.1
Energy supply to distribution companies	1,047,169	1,318,313	-20.6

The variation is mainly due to the following factors: (i) a 21.91% decrease in sales to energy traders due to the 24.29% reduction in the volume contracted at the ACL (4Q18: 2,491 MWm x 4Q19: 1,886 MWm ); (ii) a 12% reduction in the average price invoiced in the ACL (4Q18: R$ 204.25 / MWh x 4Q19: R$ 180.38 / MWh). On the other hand, there was (iii) an 8.92% increase in ACR revenue due to a 17.13% increase in the amount of energy sold; partially offset by (iv) a 6.87% decrease in the average price (4Q18: R$ 266 / MWh x 4Q19: R$ 248 / MWh).

Supply	226,737	207,630	9.2

The variation is mainly due to the following factors: (i) increase in the contracted volume by 1.57% (4Q18: 889 MWm x 4Q19: 903 MWm); (ii) 7.51% increase in the average price (4Q18: R $ 105.85 MWh x 2019: R $ 113.80 MWh).

Short Term Market (CCEE)	99,920	91,311	9.4

The variation is mainly due to the following factors: (i) increase in average PLD from R$ 149.12/MWh in 4Q18 to R$ 272.82/MWh in 4Q19; (ii) On the other hand, there was a 57% decrease in invoiced volume (2018: 1,213 MWm x 2019: 518 MWm). The average GSF was 30% in 4Q19 against 18% in 4Q18.

O&M Income - Renewed Power Plants pursuant Law 12,783/2013	8,336	10,340	-19.4

The variation is mainly due to the following factors: (i) annual readjustment of RAG (approximately 0.34%), in accordance with Aneel Homologatory Resolution No. 2,587 / 2019, as well as due to the recording of the amounts of GAG improvement that contemplated the entire year of 2019 in the amount of R$ 9.6 million. In 4Q18, 4 months were recorded (Sep / 18: R$ 2.3 million), while in 4Q19, 3 months were recorded.

Transmission	465,719	396,440	17.5
O&M Transmission Lines renewed pursuant to Law 12,783/2013	114,728	95,494	20.1

The variation is mainly due to the following factors: (i) increase in the RAP approved for the 2019/2020 cycle (ReH 2,565 / 2019), which contributed to the 7.08% increase in revenue billed in 2sS019 from July 2019 on (page 32 Technical Note No. 115/2019-SGT / ANEEL) when compared to the same period of the previous year, the amount corresponding to 4Q19 exceeded 4Q18 by R$ 20 million; (ii) Recognition, in 2019, of revenue related to small enterprises, in the amount of R$ 4.6 million (Technical Note nº 0374/2019-SCT / ANEEL); (iii) a reduction in PV of approximately R$ 10 million (4Q18: R$ 14.7 million X 4Q19: R$ 4 million); on the other hand, it was partially offset by (iv) a reduction of approximately R$ 15 million due to adjustments in the 2018 accounting for the adoption of CPC47.

O&M Transmission lines not renewed pursuant to Law 12,783/2013	47,128	41,025	14.9

The variation is mainly due to the following factors: (i) an increase of R$ 11 million in the discount of the PV (variable installment) recorded (2018: R$ 6.5 million x 2019: R$ 17.8 million), with emphasis on the contract Concession Number 012/2019 (ETE), which recorded a Variable Installment in the amount of R$ 9 million in 4Q19. This discount refers to a claim that occurred in Jan / 2019 at the valve house of the Polo 1 of SS Coletora (Araraquara), with damage to optical fibers; (ii) RAP variation in 4Q19 in relation to 4Q18 in the amount of R $ -194 thousand; (iii) an increase of approximately R$ 17 million due to adjustments in the 2018 accounting for the adoption of CPC47.

RBSE Income	230,192	181,132	27.1

The variation in RBSE's revenue is mainly due to the 4.3% readjustment approved through Homologatory Resolution No. 2,565 / 2019 of 06.25.2019. Approved revenue increased from R$ 1.25 billion/year in the 2018/2019 cycle to R$ 1.3 billion in the 2019/2020 cycle, an increase of approximately R$ 5 million per month. RBSE revenue is calculated based on CPC48/IFRS09. In this sense, the 4.3% readjustment in RAP ends up increasing the IRR of the receivables flow, which, applied to the debit balance, implies a more than proportional increase in the recorded revenue.

Transmission Construction Income	11,071	15,695	-29.5

The variation is mainly due to the following factors: (i) restatement of the 4th quarter 2018 revenue due to the application of CPC 47, with a negative impact on the purchase between the quarters of approximately R$ 20 million. On the other hand, there was an increase in construction revenue between renewed projects (Contract 058/2001: R $ 11.9 million) and among non-renewed projects: R $ 4 million.

Income from Return of Investment in Transmission	62,600	63,094	-0.8

The variation is mainly due to the exclusion of the LT Rio Branco/Feijó/Cruzeiro do Sul project (Concession Agreement 009/2014) from ELN's contract portfolio due to the declaration, in Dec/18, of the concession's expiry by the Concession Authority. The result calculated in 4Q18 considers revenue of R$ 394 thousand associated with this concession.

Other Income	119,229	86,943	37.1

The variation is mainly due to the following factors: (i) increased revenue from CDE: R$ 22.7 million; (ii) increase in revenue from Proinfa: R$ 15.3 million, and; (iii) increase in revenue from Gains on the Sale of Materials: R$ 4.2 million. On the other hand, there was a reduction in the following accounts: (iv) Multimedia Communication Services: R$ 4.9 million; (v) Other Income: R$ 4.1 million, and; (vi) Penalties/Contractual Fines: R$ 1.4 million.
The amounts referring to the Gain Accounts on the Sale of Fixed Assets in 4Q18 (R$ 53.5 million) and 4Q19 (R$ 9.5 million) were moved to line 64 (Other Income / Expenses).

Deductions to the Operating Revenue	-332,710	-323,016	3.0

The variation is mainly due to the following factors: (i) 196.5% increase in CDE expenses (R$ 22.7 million); (ii) an increase in Proinfa expenses of 165.7% (R$ 15.3 million); however, there was a reduction in the following accounts: Cofins 9.1% (R$ 13.8 million); Non-renewed Concessions RGR 11.16% (R$ 5.1 million); Pasep 9.1% (R$ 3 million); CFURH 6.9% (R$ 2.7 million); ICMS 35.7% (R$ 2.1 million), and; R&D 8.9% (R$ 1.6 million).

ROL	1,634,400	1,787,961	-8.6

Operating Costs and Expenses
The Operating Expenses and Costs, in 4Q19, increased by 30.1% compared to 4Q18, going from R$ 545 million in 4Q18 to R$ 709.9 million in 4Q19. The variations of each income account are detailed below:

PMSO - R$ Thousand	4Q19	4Q18	Variation (%)	Analysis
Personnel	-383,560	-265,775	44.3

The variation is due to (i) an increase in expenses in the following accounts: (a) Assistance Benefits: R$ 46.4 million (in 2018, a reversal of the Actuarial Report in the amount of R$ 108.9 million was recorded while in 2019 the reversal occurred in the amount of R$ 62.5 million); (b) PLR: R$ 46.7 million due to greater reversal in 2018; (c) Salary: R$ 14.6 million related to the reclassification of appropriation of personnel costs in orders (Projeto Prisma/SAP and Pro-Erp); (d) Health Plan Expenses (E-Vida): R$ 4.0 million; (e) Previnorte R$ 3.6 million and (f) INSS/FGTS charges: R$ 2.6 million.

Supplies	-12,008	-9,737	23.3

The variation is mainly due to the following factors: (i) construction of the Bridge in Itapuã do Oeste (RO) over the Jamari River (Socio-Environmental counterpart of UHE Samuel): R$ 2.6 million and not carried out in the same period 2018; (ii) on the other hand, there was a reduction in other expenses associated with the acquisition of Consumable Material in the amount of R$ 0.3 million.

Services	-79,430	-78,702	0.9

The variation is mainly due to the following factors: (i) increased costs in: (a) Consulting (construction of the bridge): R$ 4.3 million, and; (b) Cutting services: R$ 1.6 million; offset by (ii) cost reduction in the following accounts: (a) Contracted Labor: R$ 2.2 million; (b) Other Expenses: R$ 1.4 million; (c) Communication: R$ 0.7 million; (d) Official/Institutional Publications: R$ 0.4 million, and; (e) Vehicle conservation: R$ 0.4 million.

Consensual Dismissal Plan/PAE (Provision)	-165,378	-3,715	4,351.6

The variation is mainly due to the following factors: (i) in 4Q18, only the adjustment of the PDC (Consensual Dismissal Plan) was recorded, since most of the costs were incurred in the months of March and May (adhesion of 147 employees); and (ii) in 4Q19, the PDC of 327 employees was accounted.

Other	-10,276	-56,127	-81.7
Donations and Contributions	-2,315	-648	257.3

The variation is mainly due to the increase in the following contributions: (i) IPAM (Institute for Environmental Research in the Amazon): R$ 1.5 million, and; (ii) ONS: R$ 0.4 million. In addition, (iii) in 2018, it had a donation of R$ 0.3 million to Conservatório Imperatriz.

Other Operating Expenses	-7,961	-55,479	-85.7

The variation is mainly due to (i) reduction in expenses with the write-off of other fixed assets: R$ 19.3 million; (ii) reduction of expenses related to Feijó / Cruzeiro do Sul write-off: R$ 12.3 million. All related events so far did not have a counterpart in 4Q19; (iii) Rental expenses reduction: R$ 17 million (Leasing reversal of R$ 10.6 million due to the adoption of IFRS 16 and TPP Araguaia: R$ 5.8 million, due to the suspension of the thermoelectric power plant) ; (iv) reduction in insurance expenses: R$ 9.5 million, and; (v) reduction in Indemnity and Court Costs: R$ 4 million. These effects were partially offset by: (vi) decrease in the recovery of expenses in the amount of R$ 24.9 million; (vii) increase in Taxes and Compulsory Fees in the amount of R$ 1.7 million.

TOTAL PMSO	-650,652	-414,056	57.1

Operating Costs - R$ Thousand	4Q19	4Q18	Variation (%)	Analysis
Energy Purchased for Resale	-120,064	-45,558	163.5

The variation is mainly due to the following factors: (i) in 2018, there was (a) CCEE purchase accounting in the amount of R$ 76 million; (b) energy invoiced by Corpoelec R$ 18.5 million; (c) reversal of R$ 49 million in energy purchases. (ii) in 2019: (a) CCEE accounting for purchase  in the amount of R$ 117.6 million (voluntary exposure in Oct/19 in the amount of R$ 112 million); (b) energy invoiced by Corpoelec R$ 1.1 million (referring to the maintenance fee, which is recognized monthly, until the contract is definitively terminated); (c) purchase of energy from Sinop: R$ 1.4 million (purchase contract of 2.83 average MW as of 2019).

Charges upon use of electricity network	-157,890	-150,644	4.8

The variation is mainly due to the following factors: (i) 5.2% readjustment in the tariff defined for the Tucuruí HPP in the 2019/2020 cycle (ReH 2,562 / 2019), which changed from R$ 6,009/KWh to R$ 6.323/KWh. The impact on the quarter expense was R$ 7.2 million.

Construction Expense	-27,652	-18,383	50.4

The variation is mainly due to the following factors: (i) an increase of R$ 8.6 million in construction costs with concession contract 058/2001 (Renewed); and (ii) an increase of R$ 0.7 million in construction costs in non-renewed concessions, especially the concession contract 012/2009 (R$ 0.6 million).

Depreciation and Amortization	-119,274	-84,621	41.0

The variation is mainly due to the following factors: (i) variation in reversals related to RBSE and RBNI's Indemnified Assets of R$ 23.6 million and R$ 8.7, respectively; (ii) in addition, there was an increase in depreciation due to the accounting for IFRS 16 (Leasing) in the amount of R$ 9.6 million, not verified in the same period of the previous year; (iii) On the other hand, there was a positive variation in reversals referring to TPP Santana, with no records in 2018, and the RBNI of Contract no. 058/2001 of R$ 5.3 and R$ 4.3, respectively.

TOTAL OPERATING COSTS	-424,880	-299,206	42.0

DFR - Investor Relations Superintendence

Marketletter - Annex II - 4Q19

Financial Information of the Subsidiaries

Operating Provisions - R$ Thousand	4Q19	4Q18	Variation (%)	Analysis
	365,593	167,666	-118.0

The variation is mainly due to: (i) in 4Q19, reversal of Impairment at HPP Samuel of R$ 219.3 million and the main factors are: (a) settlement of the surplus energy at the sale prices defined by (B) reduction of the discount rate (cost of capital) defined by Eletrobras; and (c) reduction of PMSO costs influenced by cost reduction measures implemented by the Company, with emphasis on personnel costs due to the programs of terminations verified at the end of 2018 and 2019; (ii) in 4Q19, there was a positive result in Investment losses, especially due to the reversal of Impairment in NBTE: R$ 267.6 million, BMTE: R$ 98.9 million and TNE: R$ 23.9 million . On the other hand, there was a provision for impairment in SINOP in the amount of R$ 100.5 million; and (iii) increase in allowance for loan losses to consumers and resellers, in particular, due to: (a) constitution of a provision for CGTEE in 4Q19, in the amount of R$ 174.0 million; and (b) reversal of provision for Bovesa in 4Q18, in the amount of R$ 173.9 million.

Financial Income - R$ Thousand	4Q19	4Q18	Variation (%)	Analysis
Financial Income	272,236	67,133	305.5
Income from financial investments	22,579	36,825	-38.7

The variation is mainly due to the following factors: (i) redemption of R$ 1 billion of investments for the payment of dividends to Eletrobras. In 4Q18, the redemption amounted to R$ 765 million; and (ii) 4Q18 had an average return of 161% of the CDI, while in 4Q19 the average return was 111% of the CDI; and (iii) average reduction of the CDI in the period by 19.5%.

Additional interest on energy	17,791	28,627	-37.9

The variation is mainly due to the following factors: (i) renegotiation of the debt installment with Roraima Energia with a 24-month "transition period", due to the debt transfer to Eletrobras, which took place in 07/19, which reduced the late payment interest in R$ 9.9 million.

Monetary adjustment gain	48,026	66,253	-27.5

The variation is mainly due to the following factors: (i) reduction in the monetary credit restatement with (a) Boa Vista: R$ 11.7 million; (b) CEA: R$ 3.1 million; (c) Eletrobras: R$ 2.8 million; (d) sale of energy at CCEE: R$ 2.7 million. On the other hand, (ii) there was an increase of R$ 2.4 million related to fines on the Eletrobras credit in 2019, with no records in 2018.

Exchange variation gain	0	889	-100.0

The variation is mainly due to the following factors: (i) the accounting of foreign exchange revenue linked to the supply contract with Corpoelec, in the amount of R$ 0.8 million, with no counterpart in 2019 due to the suspension of supply (since April/2019).

Fair value adjustment - RBSE gain	198,415	0	-

The variation in the RBSE's fair value is derived from the remeasurement at fair value of the RBSE Asset considering the following assumptions:
(i) Update of the “Ke” remuneration installment as of July 2017 by the Regulatory Transmission WACC and IPCA until the measurement date;
(ii) Changing the discount rate of the next NTN-B from 4.6% in December 2018 to another rate close to regulatory remuneration; and
(iii) “Ke” term -  beginning of receipt/amortization - tariff cycle 21/22 - according to Order 120, beginning of receipt is June 2021 ending up in June 2025.
Such changes were made in order to approximate the current legal scenario of RBSE and adjust its cash flows, approaching the expected realization.
From a consolidated point of view, Eletrobras  released the net financial result of fair value income and expenses (Adjustment to Fair Value RBSE).

Gains on derivatives	60,774	-41,271	-247.3

The variation is mainly due to the following factors: (i) gains in 4Q19 of approximately R$ 58 million resulting from the energy sale contract celebrated with Albras while in 4Q18 there was a loss of R$ 60 million; (ii) gains from derivatives, in 4Q19, from the pricing of the fair value of debentures issued by ETE, in the amount of approximately R$ 2 million, while in 4Q18 there was a gain of R$ 20 million. Eletronorte assesses monthly the fair value of the asset associated with this premium/Albras, marking to market. In the case of debentures issued by ETE, the accounting for the derivative results from a contractual clause that allows the conversion of the debentures into shares.

Other Financial Income	-75,349	-24,190	211.5

The variation is mainly due to the following factors: (i) with PIS/Cofins in the amount of R$ 2.9 million (4Q18 R$ 7.2 million x 4Q19 R$ 4.4 million); (ii) accounting in Other Expenses in 4Q18, the amount of R$ 18.4 million without a counterpart in 4Q19; and (iii) the other variations arise from the adjustment of reclassification of accounts due to the fair value of RBSE.

Financial Expenses	-691,829	-24,764	2,693.7
Debt Charges - Financing and Loans	-47,312	-60,812	-22.2

The variation is mainly due to the following reasons: (i) debt settlement with Eletrobras in the amount of R$ 200 million, in December 2018, reducing debt charges by R$ 6 million; (ii) reversal of 3.9 million in Financial-Interest Expenses on Foreign Currency Debt due to differences in provisioning in 4Q19; and (iii) reduction in the indicators associated with debt contracts (IPCA, SELIC) in relation to that observed in 2018.

Leasing charges	-684	0	-

The variation is mainly due to the following reasons: (i) accounting for Leasing (IFRS 16) in the amount of R$ 0.6 million in 4Q19, which did not occur in 4Q18, considering that adoption to IFRS 16 was the from January/2019 onwards.

Monetary adjustment loss	-74,596	-38,458	94.0

The variation is mainly due to the following reasons: (i) the reversal of financial expenses due to the settlement of the debt (+/- R $ 280 million) on national currency occurred in Dec/2018 in the amount of R$ 33, 3 millions. This accounting entry did not happen in 2019.

Exchange variation loss	6,315	13,293	-52.5

The variation is mainly due to (i) the effect of the exchange rate on the balance of loans in foreign currency (dollar), which became R$ 4.4 million  worse if compared to the same period in 2018; and (ii) there was no exchange rate adjustment on the contract with Corpoelec in 4Q19, while in 3Q18, the variation was positive by R $ 2.7 million.

Fair value adjustment - RBSE loss	-537,748	-124,654	331.4

The variation in the RBSE's fair value is derived from the remeasurement at fair value of the RBSE Asset considering the following assumptions:
(i) Update of the “Ke” remuneration installment as of July 2017 by the Regulatory Transmission WACC and IPCA until the measurement date;
(ii) Changing the discount rate of the next NTN-B from 4.6% in December 2018 to another rate close to regulatory remuneration; and
(iii) “Ke” term -  beginning of receipt/amortization - tariff cycle 21/22 - according to Order 120, beginning of receipt is June 2021 ending up in June 2025.
Such changes were made in order to approximate the current legal scenario of RBSE and adjust its cash flows, approaching the expected realization.
From a consolidated point of view, Eletrobras  released the net financial result of fair value income and expenses (Adjustment to Fair Value RBSE).

Losses on derivatives	-50,311	-57,404	-12.4

The variation is mainly due to the following reasons: (i) a reduction of R$ 7 million in losses related to the contract with Albras. No losses related to debentures issued by ETE were recorded. Eletronorte evaluates, on a monthly basis, the fair value of the asset associated with this premium / Albras, marking to market. In the case of debentures issued by ETE, the accounting for the derivative results from a contractual clause that allows the conversion of the debentures into shares.

Other Financial Expenses	12,507	243,271	-94.9	The variation is mainly due to the following reasons: (i) adjustment of reclassification of accounts due to the fair value of RBSE.
Financial Result	-419,593	42,369	-1,090.3

Equity Interests - R$ Thousand	4Q19	4Q18	Variation (%)	Analysis
Equity Interests	-2,297	54,309	-104.2

The variation is mainly due to the following reasons: (i) EAPSA: profit of R$ 3.0 million as a result of: (a) reduction of energy purchase costs by R$ 3.0 million; (b) reduction of general and administrative expenses by 2.0 million, mainly due to the reduction in the provision account by R$ 1.5 million; (c) Financial Result with a reduction of R$ 2.0 million related to the reduction of long-term debt charges; (ii) NESA: recorded a loss of R$ 72.2 million. Despite the SPE having a higher revenue of R$ 141 million when compared to 4Q18, mainly due to the better result in the sale of energy in the short term of R$ 65 million, the result was negatively impacted, mainly by the increase in the depreciation account in 151 million, transmission charges of R$ 89 million, as well as the financial result, which presented a negative result of R$ 144 million, reflecting the effect of the beginning of operation of all the HPP's Generation Units; (iii) BMTE: recorded a loss of R$ 7.3 million. The negative result can be attributed to the Financial Result account, which presented a negative result of R$ 61 million related to interest payments; (iv) SINOP: recorded a profit of R$ 61 million mainly due to the bill reduction of energy purchased for resale by approximately R$ 37 million due to the beginning of commercial operation of the HPP. The 2018 result was also impacted by the provision for impairment in the amount of R$ 376 million, which also contributed to the profit presented; (v) NBTE: recorded a loss of R$ 40.0 million as a result of: (a) reduction in revenues of R$ 8.0 million due to the tariff repositioning in 2019 that attributed a -3.6% correction index to AAR; (b) adherence to the ICMS amnesty program with discharge in the order of R$ 78 million and payment of R$ 45 million related to the agreement signed with Toshiba; and (vi) There was also the effect of CPC 47 in 4Q18 in the amount of R$ 12 million.

Other Operating Income/expenses- R$ Thousand	4Q19	4Q18	Variation (%)
Other Operating Income/Expenses	9,490	-94,477	-110.0

The variation was mainly due to the following factors: (i) in 4Q18, gains were recorded provided by sale of SPEs (Intesa) in the amount of R$ 53 million, and losses derived from the sale of SPEs (MTE) in the amount of R$ 148 million; (ii) In 4Q19, the following facts were recorded: (a) increase referring to gains from the sale of SPE's to Eletrobras (lieu of payment): TME (R$ 8.3 million); Brasventos (R$ 3.4 million), and Rei dos Ventos (R$ 2.3 million). On the other hand, there was (b) a loss with the sale of AETE (R$ 4.6 million).

Income Tax and CSLL - R$ Thousand	4Q19	4Q18	Variation (%)	Analysis
Current IR and CSLL	-128,300	-249,749	-48.6

The variation is primarily due to the following reasons: (i) a reduction of the pre-tax result of approximately R$ 575 million (4Q18: R$ 1 billion x 4Q19: R$ 512 million); (ii) Real profit before offsetting tax loss in 4Q18 was R$ 800 million, driven by the addition of RBSE receipt of R$ 288 million while in 2019 4Q real profit was R$ 500 million, a variation of 37.5%.

Deferred IR and CSLL	-77,057	-70,026	10.0

The variation is mainly due to the following reasons: (i) Inclusion of RBSE (update portion), which were not included in other years, which had a negative variation of 135 million; (ii) negative variation of R$ 131 million, referring to deferred IRCS on temporary differences, tax loss/negative basis and derivatives of the company; and (iii) however, the deferred return on investment, initial adoption, CPC 47 and 48 had a positive variation of R$ 259 million.

Revenue from Tax Incentives	109,190	161,667	-32.5

The variation is mainly due to the following reasons: (i) the negative impact of approximately R$ 52 million is due to the change in the items that are part of the measurement methodology, including Net Income before IRPJ: (ii) In 2018, the starting point was R$ 1 billion compared to R$ 512 million in the current period; (iii) The exclusion of AVJ gains (R$ 360 million) contributed to the reduction in the calculation base of Operating Profit. It is worth mentioning that the Tax Incentive was limited to the IRPJ Provision already determined in the Current Income Tax in both years.

DFR - Investor Relations Superintendence

Marketletter - Annex II - 4Q19

Financial Information of the Subsidiaries

ELETRONUCLEAR

Result Analysis

The Company had, in 4Q19, a result 106.6% lower than that ascertained in 4Q18, going from a profit of R$ 7,441 thousand in 4Q18 to a loss of R$ 493 million in 4Q19, mainly due to the reasons described below.

Operating Revenue

The Net Operating Revenue, in 4Q19, increased by 8.1% compared to 4Q18, going from R$ 738 million in 4Q18 to R$ 798 million in 4Q19. The variations of each income account are detailed below:

Gross Revenue	4Q19	4Q18	Variation (%)	Analysis
Generation	910,086	843,061	8.0
Energy supply to distribution companies	910,086	843,061	8.0

The variation was mainly due to: (i) a 2.8% increase in the Fixed Revenue of the Angra 1 and 2 Plants (R$ 92.9 million/year) according to ANEEL Approval Resolution No. 2,509 / 2018, the which represents R$ 23.2 million with a positive effect in the quarter; ii) R$ 43.8 million increase in surplus energy in the period (R$ 14.0 million in 2018/R$ 57.8 million in 2019), which highlights the fact that there was a scheduled interruption during 4Q18, of 40 (forty) days for maintenance and change of nuclear fuel at the Angra 1 plant (1P24), which happened between October 27, 2015 and December 5, 2018;
In terms of the physical quantity of energy produced at the Angra 1 and 2 plants, there was an improvement in performance in the period, with an increase of 551.7 thousand MWh in the compared period, with an increase of 15.9% (3.477 million MWh between October to December/2018 compared to 4.028 million MWh between October and December/2019).

Other Income	30	92	-67.4	The variation was mainly due to: (i) lower scrap sales revenues in the period.
Deductions to the Operating Revenue	-111,485	-104,587	6.6

The variation was mainly due to: (i) a proportional increase in the variation in Gross Operating Revenue; offset by: (ii) a reduction in 4Q2019 due to the reclassification of contributions to ONS / CCEE in the amount of R$ 1.3 million, with no counterpart in 4Q18.

ROL	798,631	738,566	8.1

Operating Costs and Expenses

The Operating Expenses and Costs, in 4Q19, increased by 115.6% compared to 4Q18, going from positive R$ 6,777 million in 4Q18 to negative R$ 1,062 million in 4Q19.  The variations of each income account are detailed below:

PMSO - R$ Thousand	4Q19	4Q18	Variation (%)	Analysis
Personnel	-186,959	-160,807	16.3

The variation was mainly due to: (i) an increase of R$ 5.3 million related to the net effect in the quarter between the accounting of the provision for PLR and the write-off of the provision of the previous year due to its non-payment; ii) 3.55% increase granted to employees through ACT (labour agreement) as of 10/2019, with retroactive effects to 05/2019; (iii) 1% average increase in compensation for years of service; (vi) 1.5% average increase per application of promotion by level advancement system (SAN) from 10/2019 with retroactive effect to 5/2019; (v) it is also estimated that approximately R$ 5.6 million in the quarter, equivalent to (3.5%) of personnel expenses, were no longer transferred to direct costs applied to the Angra 3 project, due to suspensions in the activities of the enterprise; these additions were offset by: (iv) 53 employees left between 4Q18 and November 2019 in consensual dismissal programs.

Supplies	-11,349	-20,664	-45.1

The variation was mainly due to: (i) in 4Q18, there was a scheduled interruption of 40 (forty) days for maintenance and change of nuclear fuel at the Angra 1 plant (1P24), which happened between 27.10 to 05.12. 2018. During the execution of these activities, there is a large use of applied materials (R$ 15.9 million in 4Q18). In 4Q19, there was only an expense of R$ 2.8 million with pre-interruption activities for the Angra 1 plant (1P25), to be carried out only in the beginning of 1Q20; ii) it is attributed to the nominal increase in the amount of R$ 3.8 million, between the compared periods, the other non-seasonal and non-routine activities of maintenance of the plants.

Services	-75,624	-116,984	-35.4

The variation was mainly due to: (i) in 2018, the maintenance stop at Angra 1 (1P24) occurred in 4Q18 with expenses of R$ 46.5 million, with no activity recorded equivalent in 4Q19; (ii) nominal increase of R$ 13.4 million, representing a 15.3% increase in this item, justified by the average inflationary adjustments in contracts (variation of 4.3% - IPCA / 12 months) and average exchange rate (USD) higher in the period (variation of 8.1%); offset by: (iii) the effect of IFRS16 in 4Q19 that did not occur in 4Q18 in the amount of R$ 5.7 million. With the adoption of IFRS 16, the Company no more recognize operating costs and expenses arising from operating leasing contracts and starts to recognize in its income statement the effects of the depreciation of the rights to use the leased assets, and the financial expense and the exchange variation calculated based on the financial liabilities of the lease agreements.

Consensual Dismissal Plan/PAE (Provision)	-12,523	10,069	-224.4

The variation was mainly due to: In 4Q19, there were: (i) 34 employees' termination labour contracts cost R$ 7.3 million; (ii) provision for consensual dismissal costs related to 22 employees who joined the Consensual Dismissal Plan in the amount of R$ 4.0 million, with terminations scheduled for April/2020; (iii) provision for costs with extension of medical plan benefit for an additional period of 36 months referring to the contract termination of 24 employees who joined the Consensual Dismissal Plan in the amount of R$ 3.5 million, scheduled for Apr/2020; offset by: (iv) write-off of provisions due to the end of extension of health insurance coverage in previous incentive programs in the amount of R$ 2.3 million; In 4Q18, it had: (i) indemnities paid in the period in the amount of R$ 4.1 million; offset by: (ii) reversals of provisions in the amount of R$ 9.6 million in estimates of termination costs and extension of medical plan benefits.

Other	-29,966	-19,892	50.6
Donations and Contributions	-314	1,094	-128.7

The variation was mainly due to: (i) reclassification in 4Q18 in the amount of R$ 1.1 million referring to contributions in annual fees to ONS/CCEE for deductions from operating operating revenue in 2018.

Other Operating Expenses	-29,652	-20,986	41.3

The variation was mainly due to: (i) Losses in labor judicial convictions in the amount of R$ 8.4 million, with emphasis on the class action brought by the Sindicato dos Profissionais Técnicos Industriais (Union of Industrial Technical Professionals), which charged the Company for non-compliance intra-day employee break; (ii) Losses on tax judicial convictions in the amount of R$ 4.2 million related to the tax execution in 2007 filed by the INSS, without cash effect as it is a conversion of judicial deposit given in guarantee in favor of the farm national; offset by (iii) the effect of IFRS16 in 4Q19 that did not occur in 4Q18 in the amount of R$ 4.0 million. With the adoption of IFRS 16, the Company no more recognize operating costs and expenses arising from operating lease agreements and starts to recognize in its income statement the effects of the depreciation of the rights to use the leased assets, and the financial expense determined based on the financial liabilities of the lease agreements.

TOTAL PMSO	-316,421	-308,278	2.6

Operating Costs	4Q19	4Q18	Variation (%)	Analysis
Charges upon use of electricity network	-38,625	31,299	-223.4

The variation was mainly due to: (i) in December 2018, the Company recognized the success of a partial claim in the administrative decision, through ANEEL Order No. 2,741/2018, with the reduction of retroactive CUSD charges and for the period between April/ 2014 to September 2018 in the amount of R$ 64.4 million, charged by the company ENEL Distribuição Rio (formerly AMPLA); (ii) also in December 2018, the Company recognized the tax credits of PASEP/COFINS in the amount of R$ 11.5 million after the final approved collection referring to the retroactive CUSD in the amount of R$ 124.1 million; and (iii) an adjustment of R$ 6 million in 4Q19 related to the current CUSD recorded in excess until 3Q19.

Fuel	-116,795	-91,630	27.5

The variation was mainly due to: (i) in physical quantity, the consumption of fissile uranium equivalent (Kg Ueqv) was 22.3% higher, being 274,480 Kg Ueqv in 4Q18 and 335,714 Kg Ueqv in 4Q19. Variation also influenced by the interruption of 40 (forty) days for maintenance and change of nuclear fuel at the Angra 1 plant (1P24), which took place between October 27 and December 05, 2018; (Ii) the average cost of nuclear fuel refills that were consumed in the compared periods totaled R$ 535.4 million on the base date of Dec/2019 and R$ 522.9 million on the base date of Dec/2018, representing an increase approximately 2.4% in their equivalent average unit prices.

Depreciation and Amortization	-149,225	-125,922	18.5	The variation was mainly due to: (i) a significant increase in the regulatory asset base in service in the amount of R$ 453.6 million occurred at the end of 3Q19 (Unitizations).
TOTAL OPERATING COSTS	-304,645	-186,253	63.6

DFR - Investor Relations Superintendence

Marketletter - Annex II - 4Q19

Financial Information of the Subsidiaries

Operating Provisions	4Q19	4Q18	Variation (%)	Analysis
	-441,079	7,272,068	106.1

The variation was mainly due to: (i) reversal of impairment/onerous contract in 4Q18 of R$ 7,242.6 million related to the Construction Project of the Angra 3 nuclear plant; offset by (ii) the provision for impairment losses in 4Q19 of R$ 462.1 million related to the Construction Project for the Angra 3 nuclear power plant.

Financial Income	4Q19	4Q18	Variation (%)	Analysis
Financial Income	-3,968	8,462	-146.9
Income from financial investments	1,365	1,437	-5.0	The variation was mainly due to: (i) lower daily average values in financial investments of the company's cash were kept when comparing the periods, combined with lower profitability.
Monetary adjustment gain	-2,507	4,592	-154.6	The variation was mainly due to: (i) greater variations in judicial deposit updates, compensating for excess corrections applied in estimates when compared to actual gains.
Exchange variation gain	7,086	1,029	588.6	The variation was mainly due to: (i) gains of R$ 7.0 million in reduction of liabilities with foreign suppliers with the average exchange rate devaluation of 3.2% in 4Q19.
Other Financial Income	-9,912	1,404	-806.0

The variation was mainly due to: (i) R$ 10.2 million in losses in the Decommissioning Fund for the compared periods, with return of R$ 7.9 million between October to December 2018 and losses in the amount of R$ 18.1 million between October and December 2019. The Decommissioning Fund has positions in future dollar repurchase operations and the variation in its profitability being extremely subject to these exchange rate fluctuations.

Financial Expenses	-205,758	-50,134	310.4
Debt Charges - Financing and Loans	-152,758	-16,899	803.9

The variation was mainly due to: (i) the Company revisited the procedure, as of the 2nd quarter of 2019, and, with retroactive effects to the 1st quarter of 2019, on the maintenance of the Angra 3 Project as a qualifying asset for capitalization costs of loans and financing, considering the small physical advances in the enterprise. The effects of this measure represented the non-capitalization in Fixed Assets in the total amount of R$ 130.7 million, which were fully maintained in the financial result. The Company expects to recover this procedure as soon as the Project returns to favorable conditions as a qualifying asset in accordance with the requirements required in Pronouncement CPC 20 (R1) - Borrowing Costs; and (ii) entering into new financing contracts with ELETROBRAS for working capital, with a financial cost attributable to the period of R$ 7.3 million, which together add up to new indebtedness in the compared period of R$ 337.1 million. The new financing contracts entered into with Eletrobras were: Contract ECF-3367/18 with disbursements of R$ 28 million in Sep/2018, R$ 28 million in Oct/2018 and R$ 64 million in Nov/2018; Contract ECF-3370/2018 with disbursement of R$ 50 million in Dec/2018; Contract ECF-3374/2019 with disbursements of R$ 101.9 million in May/2019 and R$ 65.2 million in Jun/2019.

Leasing charges	-1,481	0	-

The variation was mainly due to: (i) the effect of IFRS16 in 4Q19 that did not occur in 4Q18 in the amount of R$ 1.4 million. With the adoption of IFRS 16, the Company no more recognize operating costs and expenses arising from operating leasing contracts and starts to recognize in its income statement the effects of the depreciation of the rights to use the leased assets, and the financial expense and the exchange variation calculated based on the financial liabilities of the lease agreements.

Monetary adjustment loss	-3,284	-6,342	-48.2	The variation was mainly due to: (i) write-offs of revaluated judicial deposits.
Exchange variation loss	-4,834	-34,388	-85.9	The variation was mainly due to: (i) non-recurring effect in 2018 in the amount of R$ 32.4 million in adjustments.
Other Financial Expenses	-43,401	7,495	679.1

The variation was mainly due to: (i) reversal of additional interest and fine on retroactive CUSD collection in the amount of R$ 49.0 million due to the success of the administrative decision, through the ANEEL Order 2,741/2018, which canceled all charges.

Financial Result	-209,726	-41,672	403.3

Income Tax and CSLL	4Q19	4Q18	Variation (%)	Analysis
Current IR and CSLL	-19,830	-32,886	-39.7	The variation was mainly due to: (i) Result applied to taxable income for the period.

DFR - Investor Relations Superintendence

Marketletter - Annex II - 4Q19

Financial Information of the Subsidiaries

FURNAS

Result Analysis

The Company had, in 4Q19, a result  15.9% higher that ascertained in 4Q18, going from a profit of R$ 1,518 million in 4Q18 to a profit of R$ 1,759 million in 4Q19, mainly due to the reasons described below.

Operating Revenue - Generation and Transmission Companies

The Net Operating Revenue, in 4Q19, increased of 1.0% compared to 4Q18, going from R$ 2,275 million in 4Q18 to R$ 2,299 million in 4Q19. The variations of each income account are detailed below:

Gross Revenue - R$ Thousand	4Q19	4Q18	Variation (%)	Analysis
Generation	1,457,521	1,464,745	-0.5
Energy supply to distribution companies	901,975	897,025	0.6

The variation is mainly due to: (i) Negatively: (a) in the RCE, the seasonalization of contracts, the decrease in the operation of the thermal plant, the reduction of energy due to MCSD (Compensation Mecanism of Surplus and Deficits) and the price update of existing contracts , caused, on a net basis, a decrease in revenue of R$ 38 million; and (b) with the beggining of commercial operation of the last generating units of the Simplicio + Anta Hydraulic Development in 4Q18 and the consequent impact of REN 595/2013, there was an accounting adjustment in the billing of the respective CCEARs and, due to the necessary adjustment, in November/2018, the billing of two months (October/2018 and November/2018), caused an extraordinary accounting increase in 4Q18 of R$ 31 million. The resolution regulates, among others, revenue in possible delay in the commercial operation of energy projects and, due to the need for additional accounting values - MCP, causes the billing to be delayed by almost 1 month. Thus, with the beggining of commercial operation of the Hydraulic Harvest Simplicio + Anta, and the consequent end of the delay, there was a double accounting in the month of Nov/18: the billing related to the month of October (delay - which was accounted in November) and November itself  (without delay - which accounted in November) and (ii) Positively: increased sales at FCE (increased by the reduction in MCSD - RCE), representing an increase in revenue of approximately R$ 62 million; and (iii) Consolidated Base: includes the amount of Brasil Ventos (10MM).

Supply	189,122	176,669	7.0

The variation is mainly due to: (i) price adjustment of the current contracts of the Itumbiara Plant's auctions, under the terms of Law 13,182/2015, specific to final consumers, resulting in an increase in revenue of R$ 8 million (4.2%). (ii) New contracts that began supplying after September 30, 2018, positively impacted revenue by R$ 8 million; and (iii) on the other hand, there were differences between the amounts accounted, referring to Art.10, §10 of the referred Law, being in 2018 approximately R$ 4 million higher than 2019.

Short Term Market (CCEE)	2,884	145	1,889.0

The variation is mainly due to: (i) variation of the contract portfolio, its seasonality and, mainly, due to the variation of the PLD in December (227.30 in 2019 x 78.96 in 2018), the which caused a higher revenue in the settlement of energy in the short-term market.

O&M Income - Renewed Power Plants pursuant Law 12,783/2013	339,287	383,073	-11.4

The variation is mainly due to: (i) in Dec/18 there was a reversal of R$ 86 million in GAG Improvements provision in this account, meeting Eletrobras direction, restoring the annual amount recorded. In addition, there was: (ii) RAG's annual readjustment of approximately 11%, according to Aneel Resolution No. 2587/2019, representing an increase in revenue of R$ 26 million in 4Q19 and (iii) the variation in CFURH and, consequently, PIS/COFINS, which represented an increase of R$ 16 million in revenue. The GAG Value was accounted monthly in 2018 as follows: revenue of approximately R$ 30 million and debt of approximately R$ 29 million (provision from GAG Improvements). However, in Dec/18 the adjustment was made, reversing the entire value of GAG's provision for improvement. Had it not been for the reversal of a non-recurring revenue reduction provision in 4Q18 of R$ 86 million, the accounting revenue for 4Q18 would have been R$ 297,485 thousand and, therefore, the increase in O&M revenue is 14%, since the decrease is due only to retroactive accounting in 4Q18.

Generation Construction Income	24,253	7,833	209.6

No effect on income, due to the equivalent amount in construction expense. The amount is based on the investment made, so it is not comparable with past periods. We highlight the investment made in the Funil Plant in the amount of R$ 12 million.

Transmission	1,099,649	996,057	10.4
O&M Transmission Lines renewed pursuant to Law 12,783/2013	371,249	358,278	3.6

The variation is mainly due to: (i) in December 2018, an accounting was made referring to CDE receivables from September to December, which generated an increase in 4Q18 of R$ 8 million; and (ii) disregarding this amount mentioned, an increase of approximately 2.2% is observed, mainly due to the annual adjustment.

O&M Transmission lines not renewed pursuant to Law 12,783/2013	43,448	43,890	-1.0	The variation is mainly due to: (i) increase in invoiced AAR. Impacted by PV and readjustment (7.64%). The main contract was Ibiuna-Bateias (R$ 7 MM). In 2018, PV was R$ 3.5 MM.
RBSE income	603,722	495,516	21.8

The variation is mainly due to: (i) annual increase in AAR of around 3.5% and variations in the Variable Portion, representing an increase of about 9%, in addition to the variation in the IPCA that was 0.39% and in 4Q19 it was 1.76%.

Transmission Construction Income	41,757	49,642	-15.9	The variation is mainly due to: (i) reduction of the investment amount provided in the calculation of contract CT 062.2001, RBNI contract, in accordance with IFRS 15.
Income from Return of Investment in Transmission	39,473	48,731	-19.0	The variation is mainly due to: (i) a decrease in the final balance of contract assets due to the amortizations that occurred in the period, in accordance with IFRS 15.
Other Income	176,579	222,623	-20.7

The variation is mainly due to: (i) revenue from the Actuarial Gains (4Q18 it was R$ 182 million and in 4Q19 it was R$ 172 million) and gains arising from the increase in Furnas' shareholding in MESA in 2018, with an increase in Santo Antônio's shareholding in 4Q18 (R$ 34 million).

Deductions to the Operating Revenue	-434,273	-407,643	6.5	The variation is mainly due to: (i) increase in expenses with CDE R$ 10,917 and CFURH R$ 15,147 million.
ROL	2,299,476	2,275,782	1.0

Operating Costs and Expenses
Operating Costs and Expenses decreased 16.1% in 4Q19 compared to 4Q18, going from R$ 961.9 million to R$ 806.8 million, accordinng to the reasons listed below:

PMSO - R$ Thousand	4Q19	4Q18	Variation (%)	Analysis
Personnel	-358,874	-288,667	24.3

The variation is mainly due to: (i) increase (R$ 39.2 million) in the item Profit Sharing - PLR. In 2018 - payment in 2 installments (60% September and 40% December). In 2019, 100% in December. In addition, the percentage of payroll in 2018 was 0.8 and in 2019 it was 1.46; (ii) Increase (R$ 25.6 million) in the Payment of Labor Claims: Settlement of 5 most relevant processes (Remuneration, Bonus for function, Moral damages, Hours in itinere). Missing PDC information

Supplies	-5,683	-16,053	-64.6	The variation is mainly due to: (i) the perceived reduction in Materials (R$ 3,453 thousand) and ICMS - rate difference (R$ 4,471 thousand).
Services	-202,248	-229,596	-11.9

The variation is mainly due to: (i) 11.9% reduction, mainly in the following accounts: Fundação Real Grandeza (R$ 4 million) and Outsourced workforce (R$ 21 MM), with contract termination of 1,044 contracted employees (1 in October 2019, 49 in November 2019 and 994 in December 2019).

Consensual Dismissal Plan/PAE (Provision)	-38,586	-7,164	438.6

The variation is mainly due to: (i) increase due to the greater number of people who joined the dismissal plan in December 2019: 203 employees in 4Q19 and 103 in 4Q18. (ii) In addition, most of the PDC provision was accounted before 4Q18 (R$ 42,804 thousand). The amount of R$ 7 million refers to the adjustment made at the end of the year with new adhesions.

Other	-403,937	-115,359	250.2
Donations and Contributions	14,095	16,270	-13.4	The variation is mainly due to: (i) in both quarters, there was a reversal in expenses because the statutory contributions were transferred to R&D projects (referring to Cepel).
Other Operating Expenses	-418,032	-131,629	217.6

The variation is mainly due to: (i) payment of the indemnity of the outsourced court agreement, in the amount of R$ 321 million, in Nov.19; (ii) in addition, in 4Q19, 3 installments related to the agreement between Furnas and Inepar were accounted, totaling approximately R$ 12 million. (iii) in 2018, the actuarial loss was R$ 38 million while in 2019 it was R$ 28 million.

TOTAL PMSO	-1,009,328	-656,839	53.7

Operating Costs R$ Thousand	4Q19	4Q18	Variation (%)	Analysis
Energy Purchased for Resale	-271,331	-180,496	50.3

The variation is mainly due to: (i) contract price readjustment, representing an increase of approximately R$ 17 million (average of 9.80%) - such amounts include both the monetary variation of contractual readjustments and stepped price adjustments, provided for in certain contracts; (ii) increase in the contracted amount, increasing the amount, in 2019, by R$ 9 million; (iii) seasonality, positively impacting 2019 by R$ 3 million; and, offset by (iv) termination of current contracts, which reduced expenses by R$ 4 million in 2019; (v) in addition, there was an increase in the amounts settled as a debit in the MCP in 2019, which resulted in an approximately R$ 53 million increase in this item. This fact is mainly due to (i) worsening in the GSF (62% x 73%), linked to the increase in PLD (295.23 x 199.08 R$/MWh), on average, between October and November 2019 with respect to 2018; and (vi) Consolidated Base: includes the amount of Brasil Ventos (R$ 14 million).

Charges upon use of electricity network	-164,194	-144,821	13

The variation is mainly due to: (i) the Transmission Systems Tariffs Use (TUST) in force in the 4th quarter of 2018 refer to ANEEL Resolution No. 2,409 of 6/26/2018; the tariffs in force in the 4th quarter of 2019 refer to ANEEL Approval Resolution No. 2,562 of 06/25/2019. Between these two resolutions, some tariffs underwent significant readjustments, such as: Furnas HPP with a 16.26% increase, Estreito HPP with 15.93% increase, Marimbondo HPP with 16.02% and Corumbá HPP with 13.37% increase. These increases were reflected in charges in 4Q19, causing the average increase seen between them.

Construction Expense	-155,287	-129,810	20

The variation is mainly due to: (i) investments in the transmission system and renewed plants, especially Funil plant, plus the effect of the reduction due to the write-off of fixed assets that occurred in contract 062.

Fuel	-171,601	-192,237	-11

The variation is mainly due to: (i) variation in the operation of Santa Cruz plant, which represented the lowest generation of approximately 41,000 MWh in 4Q2019. In addition, the Variable Unit Cost (CVU) in 4Q18 was, on average, 15% higher than 4Q19.

Depreciation and Amortization	-69,912	-64,834	8	The variation is mainly due to: (i) the volume of investments made in the last 12 months increased the asset base.
TOTAL OPERATING COSTS	-832,325	-712,198	16.9

DFR - Investor Relations Superintendence

Marketletter - Annex II - 4Q19

Financial Information of the Subsidiaries

Operating Provisions R$ Thousand	4Q19	4Q18	Variation (%)	Analysis
	1,034,783	407,055	-154.21

The variation is mainly due to the following factors: (i) in 4Q19, reversal of the additional provision of R$ 354 million, referring to a judicial agreement with Furnas outsourced workforce, aiming at the dismissal of 1041 contracted employeess; and (ii) in 4Q19, reversal of the recoverable amount of assets (Impairment) of Simplício (R$ 88 million) Batalha (R$ 112 million) and Santa Cruz (R$ 67 million).

Financial Income R$ Thousand	4Q19	4Q18	Variation (%)	Analysis
Financial Income	1,520,401	703,681	116.1
Income from financial investments	11,137	18,685	-40.4	The variation is mainly due to: (i) earnings reduction of Banco do Brasil S.A. (R$ 2 million), Caixa Econômica (R$ 5 million) and earnings increase of SPE Brasil Ventos by R$ 0.5 million.
Income - financing and loans	3,945	702	462.0

The variation is mainly due to: (i) an increase related to the refinancing with ELETRONUCLEAR of a debt of +/- 260 mm. On October 31, 2019, a Private Instrument of Confession of Debt and Other Covenants - 001/19 was signed between Eletronuclear and Furnas, for payment of Eletronuclear's debt related to the tariff differential resulting from the sale of energy occurred between 05.12 .2009 to 12.31.2012, according to tariffs defined by ANEEL Resolution nº 1,585/2013. The term of the contract is 120 (one hundred and twenty) months, from the date of its signature, with a grace period of 24 (twenty-four) months and subsequent full amortization of the contract, through the Constant Amortization System - SAC, in 96 (ninety-six) months. The outstanding balance will be updated monthly based on the variation of the IPCA, calculated and released by IBGE. From the signing of the contract, on the updated outstanding balance, a rate of 7.83% per year will be charged, calculated pro rata temporis and the collection of an Administration fee of 0.50% per year.

Additional interest on energy	263	12,924	-98.0	The variation is mainly due to: (i) lower default (decrease of 91%) over late payments on energy sold.
Monetary adjustment gain	16,774	11,791	42.3	The variation is mainly due to: (i) an 89% increase in monetary variations on judicial deposits.
Exchange variation gain	451	-1,173	-138.4

The variation is mainly due to: (i) difference between the dollar variation in the 4th quarter of 2018 was + 3.19% (3.76 to 3.88) and the variation in the 4th quarter of 2019 was of + 0.49% (4.09 to 4.11).

Fair value adjustment - RBSE gain	1,489,672	563,212	164.5

The variation in the RBSE's fair value is derived from the remeasurement at fair value of the RBSE Asset considering the following assumptions:
(i) Update of the “Ke” remuneration installment as of July 2017 by the Regulatory Transmission WACC and IPCA until the measurement date;
(ii) Changing the discount rate of the next NTN-B from 4.6% in December 2018 to another rate close to regulatory remuneration; and
(iii) “Ke” term -  beginning of receipt/amortization - tariff cycle 21/22 - according to Order 120, beginning of receipt is June 2021 ending up in June 2025.
Such changes were made in order to approximate the current legal scenario of RBSE and adjust its cash flows, approaching the expected realization.
From a consolidated point of view, Eletrobras  released the net financial result of fair value income and expenses (Adjustment to Fair Value RBSE).

Other Financial Income	-1,841	97,540	-101.9	The variation is mainly due to: (i) in 2018, the leniency agreement was registered with Odebrecht, in the amount of R$ 90 MM.
Financial Expenses	-2,201,202	-219,880	901.1
Debt Charges - Financing and Loans	-128,142	-170,974	-25.1

The variation is mainly due to: (i) increase in expenses with interest, fees, fines and commissions in the FIDC operation, which started in February 2019 of approximately R$ 8,047 and decrease in interest expense in operations loans of approximately R$ 44,886.

Leasing charges	-972	0	-	The variation is mainly due to: (i) application of IFRS16.
Charges on shareholders' compensation	-3,823	-3,895	-1.8	The variation is not relevant to financial results.
Monetary adjustment loss	-37,976	-36,330	4.5	The variation is not relevant to financial results.
Exchange variation loss	12,243	12,566	-2.6	The variation is not relevant to financial results.
Fair value adjustment - RBSE loss	-2,024,604	0	-

The variation in the RBSE's fair value is derived from the remeasurement at fair value of the RBSE Asset considering the following assumptions:
(i) Update of the “Ke” remuneration installment as of July 2017 by the Regulatory Transmission WACC and IPCA until the measurement date;
(ii) Changing the discount rate of the next NTN-B from 4.6% in December 2018 to another rate close to regulatory remuneration; and
(iii) “Ke” term -  beginning of receipt/amortization - tariff cycle 21/22 - according to Order 120, beginning of receipt is June 2021 ending up in June 2025.
Such changes were made in order to approximate the current legal scenario of RBSE and adjust its cash flows, approaching the expected realization.
From a consolidated point of view, Eletrobras  released the net financial result of fair value income and expenses (Adjustment to Fair Value RBSE).

Other Financial Expenses	-17,928	-21,247	-15.6

The variation is mainly due to: (i) reduction in the following items: a) IOF on financial operations (R$ 771); b) IOF on redemption of financial investments (R$ 549); c) Installments - Brazilian Internal Revenue Service (R$ 882) and; d) SELIC interest (R$ 1,032).

Financial Result	-680,801	483,801	-240.7

Equity Interest R$ Thousand	4Q19	4Q18	Variation (%)	Analysis
Equity Interests	64,492	-221,197	129.2

The variation is mainly due to: (i) The Companies that had significant impacts on the quarterly variation were:
1 - Positive impacts on the result between 4Q2019 and 4Q2018: Madeira Energia (R$ 220 million), Mata de Santa Genebra (R$ 47 million) and São Manoel (R$ 24 million); 2 - Negative impacts on the result between 4Q2019 and 4Q2018: Belo Monte (R$ 50 million). It is worth noting that: (a) the improvement in Madeira Energia's result is mainly due to the reduction in Operating Costs and Financial Expenses, as a consequence of the reduction in costs with energy purchased for resale and debt renegotiation; (b) Belo Monte - Main impacts: Variation in revenue and deferred taxes due to the adoption of IFRS15, reversal of dividends in 2018, reversal of contingency in 2018 and constitution in 2019; (c) MSG - Reduction in operating costs - expenses in 2018 were higher, considering that in 2019 Santa Barbara has already completed the works and the others are almost finished; and (d) TMT - main variations: decrease in the cost of service provided and administrative expenses due to outsourcing, which resulted in savings.

Other Operating Income/expenses- R$ Thousand	4Q19	4Q18	Variation (%)	Analysis
Other Operating Income/Expenses	-3,722	10,775	-134.5	The variation is mainly due to: (i) The amount of R$ 3,722 refers to gains derivived from the sale update of SPE's transferred on 06/30/2019.

Income Tax and CSLL R$ Thousand	4Q19	4Q18	Variation (%)	Analysis
Current IR and CSLL	-303,381	-433,488	-30.0	The variation is mainly due to the following reason: (i) reduction of IR and CSSL was due to the performance of the 4Q18 result = R$ 380 million and 4Q19 = R$ 231 million.
Deferred IR and CSLL	1,190,442	370,343	221.4

The variation is mainly due to the following reason: (i) positioning of the deferred tax asset through the reversal of the provision for non realization of the asset itself, in the amount of approximately R$ 1.14 billion.

DFR - Investor Relations Superintendence

Marketletter - Annex II - 4Q19

Financial Information of the Subsidiaries

ELETROSUL

Result Analysis

The Company had, in 4Q19, an income 256.9% lower than 4Q18, changing from a loss of R$ 46 million in 4Q18 to a loss of R$ 164 million in 4Q19, mainly due to the reasons described below.

Operating Revenue

The Net Operating Revenue had an increase of 8.5% in 4Q19, compared to 4Q18, changing from R$ 505 million in 4Q18 to R$ 548 million in 4Q19. The variations of each income account are detailed below:

Gross Revenue - R$ Thousand	4Q19	4Q18	Variation (%)	Analysis
Generation	273,636	241,484	13.3
Energy supply to distribution companies	266,875	224,956	18.6

The variation is mainly due to the following reasons: (i) in 4Q19 sales prices were 14.5% higher than those disclosed in 4Q18, mainly due to the variation in PLD, whose average was R$ 272.83 in 4Q19 and R$ 158.24 in 4Q18; (ii) In relation to the quantity sold, there was an increase of 7.1% in relation to 4Q18, including the allocation of 10 average MW that in 2018 was sold to customers (supply).

Supply	0	4,905	-100.0

The variation is mainly due to the following reason: (i) until December 2018 there was resale to consumers, through long-term contracts, signed in the FCE (Free Contracting) environment, in the amount of 10 average MW. In 2019, resellings in the FCE are made only to resellers or generators.

Short Term Market (CCEE)	6,761	11,623	-41.8

The variation is mainly due to the following reasons: (i) in October and November 2019, the company sold the available energy through bilateral contracts, that means, it did not settle energy at the CCEE.

Transmission	334,973	318,351	5.2
O&M Transmission Lines renewed pursuant to Law 12,783/2013	177,725	167,087	6.4

The variation is mainly due to the following reasons: (i) anticipation apportionment, which measures the deficit and the surplus in the system collection, presented a negative result in 2019 (R$ 3.9 million)while in the same period of 2018 the result was positive(R$ 1.3 million). These values consist of monthly ONS calculations that do not concern the performance of the transmission company alone, and do not imply loss or gain in regulatory revenue due to the adjustment in a later cycle; (ii) the adjustment portion in 2018 was negative by R$ 13.9 million, while in the same period of 2019 the discount was R$ 8.8 million. As a result, there is a quarterly difference of R$ 5.1 million. This adjustment portion is mainly concentrated in the collection deficits and surpluses that occurred in the immediately previous cycle, therefore, they are adjustments not related to the operating performance of the transmission company: they do not imply a reduction or increase in AAR, only in adjustments of the volumes received with the purpose of adapting to the volume of the AAR; (iii) increase due to the readjustment by the IPCA of the period, 4.66%; and (iv) variation in the amount of the variable installments discounted from AAR.

O&M Transmission lines not renewed pursuant to Law 12,783/2013	60,337	65,635	-8.1

The variation is mainly due to the following reasons: (i) increase in the AAR installments due to the 4.66% readjustment by the IPCA; and, mainly, (ii) adjustments in the 4Q18, in the order of R$ 9.1 million, which increased O&M revenue on that quarter, due to the implementation of the criteria established by CPC47.

RBSE income	52,062	52,824	-1.4	The variation is mainly due to the following reasons: (i) the amount receivable is amortized monthly through AAR, which reduces the asset balance and, therefore, the financial income related to RBSE.
Transmission Construction Income	14,880	4,999	197.7

The variation is mainly due to: (i) in 2018 improvements were made, but their revenue were not recognized due to the lack of criteria by Aneel. For the 2019/2020 cycle, Aneel, through Technical Note 115/2019-SGT, estimated approximately R$ 49.5 million of investments for 5 years from 2018, with annual revenue of R$ 3.9 million , also retroactive. The criteria as well as future revenue may be reevaluated, and the receipt will initially be through inclusion in the calculation portion; and (ii) increase, in 2019, of the implementation of reinforcements in an electricity transmission installation authorized by ANEEL.

Income from Return of Investment in Transmission	29,969	27,806	7.8

The variation is mainly due to the following reasons: (i) increase in the balance of contractual assets due to: (a) in 2018 improvements were made, but their revenue were not recognized due to the lack of criteria by Aneel. For the 2019/2020 cycle, Aneel, through Technical Note 115/2019-SGT, estimated approximately R$ 49.5 million of investments for 5 years from 2018, with annual revenue of R$ 3.9 million , also retroactive. The criteria as well as future revenue may be reevaluated, and the receipt will initially be through inclusion in the calculation portion; and (b) increase, in 2019, of the implementation of reinforcements in an electricity transmission installation authorized by ANEEL.

Other Incomes	15,413	15,747	-2.1

The variation is mainly due to: (i) positive impact resulting from adjustments in contracts and sporadic service provision, offset by the reduction in the realized telecommunication contract with the customer Telebras, which has a variable monthly amount. In relation to the same period in 2018, the variation is explained by the compensation between sporadic service sales and contractual changes, which include the reduction of R$ 954 thousand in the realized Telebras contract or new contracting, (e.g. ETAU), which had a result of R$ 1900 thousand. In 2018, there was revenue of R$ 890 thousand from customer ERB1 and R$ 950 thousand from customer Interligação Sul, which was not repeated in 4Q19.

Deductions to the Operating Revenue	-75,445	-69,867	8.0	The variation is mainly due to: (i) 13.3% increase in Generation Revenue and 4.7% in Transmission (AAR), reflecting an increase of 7.8% in Revenue (Billing).
ROL	548,577	505,715	8.5

Operating Costs and Expenses
Operating Expenses and Costs in 4Q19, increased by 51.5compared to 4Q18, from R$ 404 million to R$ 612 million, with the variations listed below:

PMSO - R$ Thousand	4Q19	4Q18	Variation (%)	Analysis
Personnel	-120,294	-128,384	-6.3

The variation is mainly due to the following reasons: (i) during the 2018 fiscal year there was a Consensual Dismissal Plan, and until December 2018, 90 employees of permanent staff left, reducing personnel expenses; (ii) In 2019, there were 138 dismissals, being 124 contract terminations by dismissal plans. In 4Q19, there were 73 dismissals (71 by dismissal plan).

Supplies	-5,725	-2,926	95.7

The variation is mainly due to: (i) accounting reclassification of fuel costs (R$ 2.1 million), which has been purchased through a "Fuel Card" (service provider  contract), and was accounted for as Third Party Services. All the remaining amount is due to the write-off of materials which were not found in inventories: Eletrosul made the inventory of all warehouses in the last quarter of 2019, excluding all items not found in November.

Services	-31,377	-31,915	-1.7

The variation is mainly due to the following reasons: (i) variation in inflation (IPCA 4.31%) was mitigated by the reclassification of items (fuel) to the supplies account in the amount of R$ 2.1 million. The fuel purchased by the company throughout 2019 was mistakenly being registered under Services under the Fuel Card service provider contract. The situation was regularized on 12/2019.

Consensual Dismissal Plan/PAE (Provision)	-19,615	-9,726	101.7

The variation is mainly due to the following reasons: (i) although there were 71 dismissals in 4Q19 and 94 in 4Q18, the expense provisions related to the dismissal plans are made according to the confirmed adhesions to the plan. So, in the 4Q19 there were 74 adhesions while in the same period of 2018 there were only 29.

Other	-8,605	5,729	-250.2

The variation is mainly due to the following reasons: (i) Losses on the sale of assets and rights in the amount of R$ 7.6 million referring to the residual value of Lot A in 2019; (ii) In 4Q18, the recovery of expenses was related to non-indemnified general equipment values in the amount of R$ 15 million, while in the same period of 2019, expenses were recovered in the amount of R$ 9 million.

Donations and Contributions	0	0	-
Other Operating Expenses	-8,605	5,729	-250.2
TOTAL PMSO	-185,616	-167,222	11.0

Operating Costs - R$ Thousand	4Q19	4Q18	Variation (%)	Analysis
Energy Purchased for Resale	-129,470	-105,226	23.0

The variation is mainly due to the following reasons: (i) contract price adjustment (average variation of 6.5%) in relation to 4Q 2018; and (ii) in October and November 2019, the company sold the available energy through bilateral contracts, that means, it did not settle energy at the CCEE. The balance at CCEE related to such months was negative by R$ 14.7 million; and (iii) in 4Q19, greater amounts of energy were purchased (+ 11%), due to the seasonality of the PPA Jirau, which concentrated the greatest amount of energy in the 4th quarter of 2019; and (IV) there was an increase in the amount of energy purchased from the Hermenegildo SPEs, around 7.8%.

Charges upon use of electricity network	-5,948	-5,876	1.2	The variation is mainly due to the following reasons: (i) readjustment of the values, which occurred in July 2019.
Construction Expense	-15,453	-5,727	169.8

The variation is mainly due to: (i) increase in the volume of transmission enterprises being built by the company in 4Q19. The constructions are linked to Aneel's resolutions and to improvements made to the existing system, which implies that, at the moment, the Company is not increasing its market share through new auctions.

Depreciation and Amortization	-39,774	-46,701	-14.8

The variation is mainly due to the following reasons: (i) in 2019, there was a change in the integrated management system, with migration to the SAP system, which changed the way of calculating the amounts; and (ii) as of January 2019, IFRS 16/CPC 06 - Leasing Operations was adopted. Derived from it, Assets and Liabilities were recognized, the first being depreciated and; (iii) In December 2018, there was retroactive accounting of January 2018, in the order of R$ 10 million, related to the gains of the acquisition of SPE Livramento.

TOTAL OPERATING COSTS	-190,645	-163,530	16.6

DFR - Investor Relations Superintendence

Marketletter - Annex II - 4Q19

Financial Information of the Subsidiaries

Operating Provisions R$ Thousand	4Q19	4Q18	Variation (%)	Analysis
	-236,056	-73,416	221.5

The variation is mainly due to: (i) non-recurring provisions for investment losses recorded in 4Q18, in the amount of R$ 95.0 million, related to SPE ESBR, partially offset by reversals of impairment and R$ 202 million in the same SPE in 2019, also partially offset by SPE's impairment reversals; (ii) Increase in provisions for contingencies in the 4Q19 in the amount of R$ 55.4 million, mainly referring to the lawsuits filed by Renobrax, related to the assignment of wind projects to SPE´s constituted by Eletrosul (R$ 32.6 million ); (iii) reversal of R$ 10.6 million in 4Q19 arising from the new Eletrobras policy whose transmission customers are no longer subject to provision.

Financial Income - R$ Thousand	4Q19	4Q18	Variation (%)	Analysis
Financial Income	52,096	65,951	-21.0
Income from financial investments	14,749	15,414	-4.3

The variation is mainly due to: (i) decrease in interest rates, from 2.08% in the period in 2018 to 1.37% in 2019, even considering the positive variation in the amount of available funds and securities in 4Q19, when compared to the same period in 2018.

Monetary adjustment gain	0	5,939	-100.0	The variation is mainly due to: (i) in 2018, there were active monetary variations on loans, due to the IPCA of -0.21% in November, in 2019 there was no negative inflation during the fourth quarter.
Exchange variation gain	37,142	25,004	48.5

The variation is mainly due to: (i) new financing contract, in dollars, whose funds were obtained in the last quarter of 2018, in the amount of US$ 73.0 million; and (ii) financing contracts in Euro and Dollar, with volatility in both 2018 and 2019, with periods of price reduction and periods of price increase.

Fair value adjustment - RBSE gain	0	22,069	-100.0

The variation in the RBSE's fair value is derived from the remeasurement at fair value of the RBSE Asset considering the following assumptions:
(i) Update of the “Ke” remuneration installment as of July 2017 by the Regulatory Transmission WACC and IPCA until the measurement date;
(ii) Changing the discount rate of the next NTN-B from 4.6% in December 2018 to another rate close to regulatory remuneration; and
(iii) “Ke” term -  beginning of receipt/amortization - tariff cycle 21/22 - according to Order 120, beginning of receipt is June 2021 ending up in June 2025.
Such changes were made in order to approximate the current legal scenario of RBSE and adjust its cash flows, approaching the expected realization.
From a consolidated point of view, Eletrobras  released the net financial result of fair value income and expenses (Adjustment to Fair Value RBSE).

Other Financial Income	205	-2,475	108.3

The variation is mainly due to the following reasons: (i) in Dec/18, there was a reclassification of the item monetary restatement/judicial deposit - until Sep/18 it was accounted as other financial income and then it was reclassified as monetary restatement. Given the immateriality of the value, the reclassification only happened in Dec/18. In 4Q19, the amount realized can be explained by: R$ 2,670 arising from interest and fines and - R $2,495 referring to PIS/COFINS on financial income.

Financial Expenses	-266,772	-37,633	608.9
Debt Charges - Financing and Loans	-35,071	-50,909	-31.1

The variation is mainly due to: (i) reclassifications of contracts with Elos in 4Q19 to other financial expenses (R$ 5.1 million); (ii) reclassification of expenses with FIDC fees and commissions in 4Q19 to other financial expenses (R$ 8.2 million); and (iii) Decrease in interest rates.

Debt Charges - Suppliers	0	-145	-100.0	The variation is mainly due to: (i) variation in charges in Suppliers account with SPE Livramento whose participation of Eletrosul was transferred in August 2019, without charges in 4Q19.
Leasing charges	-1,179	0	-

The variation is mainly due to: (i) as of January 2019, IFRS 16 / CPC 06 - Leasing Operations was adopted. Derived from it, Assets and Liabilities were recognized, and charges are recognized on the latter. The amount for 2019 was R$ 4.9 million.

Charges on shareholders' compensation	0	-994	-100.0

The variation is mainly due to: (i) updating by SELIC of dividends related to the year of 2018; and (ii) settlement in December 2018 of dividends payable from the previous year; and (iii) in 2019, updated by Selic regarding the 2018 dividends. It should be noted that in June 2019 the Company paid the dividends related to 2018.

Monetary adjustment loss	-8,719	-9,253	-5.8

The variation is mainly due to: (i) 11% reduction in the balance of financing adjusted by price indices; and (ii) the reduction was mitigated by the higher IPCA in the last quarter of 2019 compared to the same period of the previous year.

Exchange variation loss	-26,343	-12,724	107.0

The variation is mainly due to: (i) new financing contract, in dollars, whose funds were obtained in the last quarter of 2018, in the amount of US$ 73.0 million; and (ii) financing contracts in Euro and Dollar, with volatility in both 2018 and 2019, with periods of price reduction and periods of price increase.

Fair value adjustment - RBSE loss	-181,876	41,920	-533.9

The variation in the RBSE's fair value is derived from the remeasurement at fair value of the RBSE Asset considering the following assumptions:
(i) Update of the “Ke” remuneration installment as of July 2017 by the Regulatory Transmission WACC and IPCA until the measurement date;
(ii) Changing the discount rate of the next NTN-B from 4.6% in December 2018 to another rate close to regulatory remuneration; and
(iii) “Ke” term -  beginning of receipt/amortization - tariff cycle 21/22 - according to Order 120, beginning of receipt is June 2021 ending up in June 2025.
Such changes were made in order to approximate the current legal scenario of RBSE and adjust its cash flows, approaching the expected realization.
From a consolidated point of view, Eletrobras  released the net financial result of fair value income and expenses (Adjustment to Fair Value RBSE).

Other Financial Expenses	-13,584	-5,528	145.7

The variation is mainly due to: (i) reclassification of FDIC funding costs as of 4Q19 to the IOF account, Commissions and fees, in the amount of R$ 6,860 thousand. There was a reclassification of accounting records related to ELOS to the interest and fines account.

Financial Result	-214,676	28,318	-858.1

Equity Interests (Equity) - R$ Thousand	4Q19	4Q18	Variation (%)	Analysis
Equity Interests	42,509	-123,790	134.3

The variation is mainly due to: (i) variation in equity in the generation SPEs, with positive results recorded in 4Q19. In the 4Q18, the SPE ESBR equivalence amount was negative by R$ 119 million, while in the same period of 2019, it had a positive balance of R$ 61.9 million. This considerable improvement comes from a reversal of impairment recognized in 4Q19 in the amount of 748 million, strongly impacting the company's results and, consequently, the equity balance. SPE Teles Pires presented a negative result of R$ 30 million in 4Q18, with an improvement in its result in 2019 and reducing its negative impact to a negative R$ 2.2 million in 4Q19, mainly due to the reduction in costs of energy purchased for resale and financial expenses; and (ii) variation in equity in transmission SPEs, with a negative result of R$ 6.8 million in 4Q19.

Other Operating Income/expenses- R$ Thousand	4Q19	4Q18	Variation (%)
Other Operating Income/Expenses	-36,641	6,879	-632.7

The variation is mainly due to the following reasons: (i)  accounting record of the loss derived from the sale of Concession 001/2015, in the amount of R$ 40.6 million, which was written off by accounting the remaining balance of Lot A.

Income Tax and CSLL	4Q19	4Q18	Variation (%)	Analysis
Current IR and CSLL	-31,489	-59,024	-46.7

The variation is mainly due to the following reason: (i) reduction in the current basis due to the variation in taxable income, generated by regulatory revenues. Changes in corporate income influence deferred taxes.

Deferred IR and CSLL	138,092	2,709	4,997.5

The variation is mainly due to: (i) in 4Q19, deferred taxes were strongly impacted by the provisioning for contingencies, provisioning for losses on investments inherent to SPE ESBR, and variations in corporate transmission revenues related mainly to RBSE .

Non-controlling Shareholders	-1,645	2,672	-161.6	The variation is mainly due to: (i) refers to the consolidation of the investee company Livramento, which had a profit in 2018 but a loss in 2019.

DFR - Investor Relations Superintendence

Marketletter - Annex II - 4Q19

Financial Information of the Subsidiaries

AMAZONAS GT

Result Analysis

The Company had, in 4Q19, an income 508.1% higher than the recorded in 4Q18, changing from a loss of R$ 62.8 million in 4Q18 to a profit of R$ 256 million in 4Q19, mainly due to the reasons described below.

Operating Revenue - Generation and Transmission Companies

The Net Operating Revenue increased, in 4Q19, by 216.2% comparing to 4Q18, from R$ 227 million in 4Q18 to R$ 718 million in 4Q19. The variations of each income account are detailed below:

Gross Revenue - R$ Thousand	4Q19	4Q18	Variation (%)	Analysis
Generation	967,128	347,761	178.1
Energy supply to distribution companies	967,128	303,210	219.0

The variation is mainly due to the following factors: (i) increase due to the beginning of the operation of TPP Mauá 3 at CCEAR, representing an average of R$ 104 million/month in 4Q19; and (ii) revenue from independent producers (PIES), which represented an increase of R$ 124 million/month in this quarter (PIE Jaraqui - R$ 20 million/month, PIE Tambaqui - R$ 23 million/month, PIE Manaura -R$ 23 million/month, PIE Ponta Negra - R$ 27 million/month and PIE RAESA - R$ 30 million/month) and four Gas Plants (Caapiranga R$ 827 thousand/month, Anamã R$ 1 million/month, Anori R$ 1.6 million/month and Codajás R$ 2.4 million) that were received from Amazonas Distribuidora after the unbundling, which happened in December/2018.

Short Term Market (CCEE)	0	44,551	-100

The variation is mainly due to the following factors: (i) In 4Q18, the Company had a  revenue increase from the sale of energy in MCP, arising from the generation of TPPs Aparecida and Mauá 3. This did not occur in 4Q19, generating such reduction.

Transmission	8,785	14,401	-39.0
O&M Transmission lines not renewed pursuant to Law 12,783/2013	6,263	3,640	72.1

The variation is mainly due to: (i) an increase of R$ 3.1 million due to the readjustment of 7.84% in AAR according to REH nº 2,558 of 06/18/19, of R$ 52 million/year, reflecting an increase of R$ 316 thousand/month. In addition, there was an increase in the AAR of the substations of Jorge Teixeira and Manaus of R$ 344 thousand/month and R$ 250 thousand/month respectively. It should be noted that in this account there was a reversal of R$ 34.8 million referring to the new methodology for calculating the Financial Asset for the Contractual Asset.

Transmission Construction Income	0	8,103	-100.0	The variation is mainly due to the following factors: (i) end of transmission works, which reduced additions to the fixed assets, reducing construction revenue.
Income from Return of Investment in Transmission	2,522	2,658	-5.1	The variation is mainly due to: (i) at the end of the receipt of retroactive revenue referring to previous cycles.
Other Incomes
Deductions to the Operating Revenue	-257,484	-134,931	90.8	The variation is mainly due to the due factor: (i) increase in Generation Revenue.
ROL	718,429	227,231	216.2

Operating Costs and Expenses
The Operating Expenses and Costs, in 4Q19, increased by 1,110% compared to 4Q18, from positive R$ 43 million to negative R$ 438 million, presenting the variations listed below:

PMSO - R$ Thousand	4Q19	4Q18	Variation (%)	Analysis
Personnel	-35,654	-45,594	-21.8

The variation is mainly due to the following factors: i) employees' termination contracts due to PDC (Consensual Dismissal Plan) in December/2018 (R$ 2 million), reducing the amounts of compensation, charges and provisions resulting from gross salaries for the year 2019 (termination of 36 employees at PDC in 4Q18 and 37 at PDC in 4Q19) with monthly savings of R$ 1.8 million; ii) In 2018, the vacation items (vacations, vacation provision and vacation payments) were R$ 2.5 million higher than in the same period of 2019, being R$ 3.5 million in 4Q18 and R$ 1 million in the same period of 2019; and (iii) in 2018, the PPRS - Health Plan account of R$ 5.8 million, was accounted in the personal account, being reclassified to Third Party Services in 2019, reflecting a reduction and (iv) a provision of R$ 9,262 million related to the amount of 4Q18. The amount of 4Q19 is accounted in the PDC account.

Supplies	-6,683	-2,525	164.7

The variation is mainly due to the following factors: (i) In 4Q19, there was an atypical increase in material consumption for plant maintenanceof R$ 6.6 million. In 4Q18, there were only recurring maintenance, as scheduled.

Services	-26,431	-24,946	6.0

The variation is mainly due to the following factors: (i) increase due to plant maintenance, carried out in accordance with Contract 053/OC/2015 (Andrade Gutierrez - O&M) of TPP Mauá 3; and (ii) As explained in the Personnel item in 2019, the Health Plan - E-Life is now accounted in Third Party Services in the amount of R$ 2 million in 4Q19.

Consensual Dismissal Plan/PAE (Provision)	-8,714	0	-	The variation is mainly due to the following factors: (i) a provision of R$ 9,262 million related to the amount of 4Q18, accounted in the Personnel account, disregarding this effect.
Other	-238	76,648	-100.3
Donations and Contributions	-745	0	-	The variation is mainly due to the following factors: (i) transfer to Cepel, related to Research and Development (R&D).
Other Operating Expenses	507	76,648	-99.3

The variation is mainly due to the following factors: (i) in 2018, there was a positive and non-recurring R$ 67 million, due to: (a) item 6.1.1 of the 5th Amendment to the Gas Contract - Difference between the provisional contractual price and the ANP tariff of R$ 40,712 thousand in 4Q18; and (b) item 11.3 of the instrument of Agreement - Reimbursement of Duplication of TPP Mauá 3, in the first subsequent billing after the effectiveness of the 5th Amendment in the amount of R$ 27,194 thousand in 4Q18.

TOTAL PMSO	-77,720	3,583	-2,269.1

Operating Costs - R$ Thousand	4Q19	4Q18	Variation (%)	Analysis
Energy Purchased for Resale	-75,871	349,696	-121.7

The variation is mainly due to the following factors: (ii) excluding the Leasing effect, around R$ 410 million in 4Q18 and R$ 107 million in 4Q19, the variation is R$ 27 million due to the increase in the purchase of energy to supply the lower generation of TPP Aparecida contractor; (ii) in 4Q18, AmGT received PIE's (Independent Producers) and gas only in December/18 in the amount of R$ 37 million, while in 4Q19, it was calculated over 3 months, impacting R$ 134 million; and (iii) increase both in volume (16,661 MWh in 4Q18 and 90,588 MWh in 4Q19) and in average PLD (R$/MWh 149.12 in 4Q18 against R$/MWh 272.82 in 4Q19) with an impact on the increase of 125 % in the Short Term Market, (R$ 23 million in 4Q18 and R$ 51 million in 4Q19), mainly due to the lower generation of TPP Aparecida contract.

Charges upon use of electricity network	-21,371	-6,876	210.8

The variation of the EUSD of R$ 13 million, which reflects the impact of ANEEL's tariff increase of 60.67% as of November/2018; and (ii) a R$ 9 million increase in the EUST related to the use of the Transmission system of HPP Balbina and TPP Mauá 3.

Construction Expense	-6,702	-28,969	-76.9

The variation is mainly due to the following factors: (i) due to the reduction of investments of R$ 2.5 million in the transmission system, between 4Q18 and 4Q19, referring to Jorge Teixeira's 3rd and 4th Transformer.

Fuel	-584,371	-449,017	30.1

The variation is mainly due to the following factors: (i) increase in fuel consumption due to the assumption of the gas contract with Petrobras, through the total assignment of the gas contract from Amazonas Distribuidora to Amazonas GT.

(-) Expenses recovery - Grant received	402,726	318,989	26.3	The variation is mainly due to: (i) increase in fuel (TPP Aparecida) reflects the grant agreement increase in the same proportion.
Depreciation and Amortization	-39,665	-110,646	-64.2

The variation is mainly due to the following reason: (i) in 4Q18 all the annual depreciation of TPP Mauá 3 was adjusted, in the amount of R$ 40 million, whereas in 4Q19, we only have the current depreciation of the cash-generating units, in the amount of R$ 24 million; and (ii) the depreciation of the Leasing for the year 2018 was also adjusted in 4Q18, in the amount of R$ 57 million, whereas in 4Q19, we have only the current depreciation of leasing in the amount of R$ 14 million.

TOTAL OPERATING COSTS	-325,254	73,177	-544.5

DFR - Investor Relations Superintendence

Marketletter - Annex II - 4Q19

Financial Information of the Subsidiaries

Operating Provisions - R$ Thousand	4Q19	4Q18	Variation (%)	Analysis
	-35,343	-33,372	-5.9

The variation is mainly due to the following factors: (i) reversal of R$ 11 million in labor contingencies; (ii) constitution of R$ 13 million in allowance for loan losses from privatized companies and (iii) R$ 15 million reversed from other provisions, R$ 9 million referring to El Paso; (iv) R$ 14 million constitution of impairment at UTE Eletron.

Financial Income - R$ Thousand	4Q19	4Q18	Variation (%)	Analysis
Financial Income	49,193	66,487	-26.0
Income from financial investments	5,678	2,521	125.2	The variation is mainly due to the increase in financial investments in 4Q19, therefore yields also increased.
Monetary adjustment gain	787	-119	761.3	The variation is mainly due to the following factors: (i) in 4Q18, the amount of judicial deposits decreased, causing reversal of updates.
Other Financial Income	42,728	64,085	-33.3

The variation is mainly due to: (i) In 4Q18, there was a greater application of penalties against PIEs (Independent Producers) for unavailability of contracted power of R$ 14 million; and (ii) a major update of Accounts Receivable from Amazonas Distribuidora of R$ 7 million in 4Q18, due to the signing of the CCD - Acknowlegdement Debt contract with Amazonas Distribuidora.

Financial Expenses	-127,495	-389,754	-67.3
Debt Charges - Financing and Loans	-43,860	-49,727	-11.8	The variation is mainly due to the following factors: (i) in 4Q19, the reduction in charges was due to the refinancing of debts with Eletrobras.
Leasing charges	-78,653	-308,770	-74.5

The variation is mainly due to the following factors: (i) in 4Q18, the PIEs (Independent Producers) Leasing was created, which were absorbed by Amazonas GT after the unbundling process. Considering that in 4Q18 the effect of leasing for the entire year of 2018 was accounted for R$ 231 million, the variation changes from marginal R$ 77 million in 4Q18 to R$ 78 million in 4Q19.

Monetary adjustment loss	-2,558	-11,334	-77.4	The variation is mainly due to the following factors: (i) updating of El Paso's processes in 2019, carried out by Eletrobras using the IPCA, with a rate of 0.61% in 4Q18 and 1.28% in 4Q19.
Exchange variation loss	-2,016	-2,892	-30.3	The variation is mainly due to the following factors: (i) reduction in invoices payable in dollars for materials referring to TPP Mauá 3 in 4Q18 compared to 4Q19.
Other Financial Expenses	-408	-17,031	-97.6	The variation is mainly due to the following factors: (i) reduction due to the non-accounting of taxes related to the payment of Income Tax in 4Q19.
Financial Result

Income Tax and CSLL - R$ Thousand	4Q19	4Q18	Variation (%)	Analysis
Current IR and CSLL	33,806	-10,227	-430.6	The variation is mainly due to the following factors: (i) variation caused by reversal accounting, due to the revision of the calculation basis of the IR values.
Deferred IR and CSLL	21,006	0	-

DFR - Investor Relations Superintendence

Marketletter - Annex II - 4Q19

Financial Information of the Subsidiaries

CGTEE

Result Analysis

The Company had, in 4Q19, an income 152% lower than in 4Q18, changing from a profit of R$ 591 million in 4Q18 to a loss of R$ 309.8 million in 4Q19, mainly due to the reasons described below.

Operating Revenue - Generation and Transmission Companies

The Net Operating Revenue increased by 34.2%, in 4Q19, changing from R$ 118 million in 4Q18 to R$ 158 million in 4Q19. The variations of each income account are detailed below:

Gross Revenue - R$ Thousand	4Q19	4Q18	Variation (%)	Analysis
Generation	189,135	131,698	43.6
Energy supply to distribution companies	118,824	131,698	-9.8

The variation is mainly due to the following factors: (i) resumption of the generation capacity of the plant after overhaul with the sale of 561 Mw/h at the average price of R$ 243 in 2019 compared to 313 Mw/h at average price of R$ 228 reais in 2018, which was partially offset by the penalty registration for not meeting the inflexibility of R$ 33 million.

Short Term Market (CCEE)	70,311	0	-	The variation is mainly due to the following factors: (i) resumption of the generation capacity of the plant after overhaul with the sale of 136 Mw/average at the average price of R$ 268 in 2019.
Other Incomes	1,165	754	54.5	The variation is mainly due to the following factors: (i) sale of ferrous scrap and increase in the sale of ash.
Deductions to the Operating Revenue	-31,900	-14,440	120.9	The variation is mainly due to the following factors: (i) increased revenue from Generation in the last quarter.
ROL	158,400	118,012	34.2

Operating Costs and Expenses
The Operating Expenses and Costs, in 4Q19, increased of 158.7% compared to 4Q18, from positive R$ 620 million to negative R$ 363 million, presenting the variations listed below:

PMSO - R$ Thousand	4Q19	4Q18	Variation (%)	Analysis
Personnel	-26,889	-23,957	12.2	The variation is mainly due to the following factor: (i) an increase of R$ 5 million in the provision for profit sharing (PLR) compared to 2018.
Supplies	-38,707	-21,540	79.7

The variation is mainly due to the following factors: (i) higher consumption of lime to compensate the difficulty in burning coal (representing 70% of the total expenditure on Materials in the period). Thus, it is necessary to use higher consumption of virgin lime production input. However, in 2020, the coal processing plant is expected to start operating, which will reduce the sulfur content of coal by 25%, as predicted; and (ii) increased consumption of material and spare parts.

Services	-10,487	-10,032	4.5

The variation was mainly due to: (i) contractual adjustments, economic and financial rebalancing of continued-service contracts, with an impact on the following main items: surveillance and security services and plant maintenance.

Consensual Dismissal Plan/PAE (Provision)	-7,597	-1,428	432.0

The variation was mainly due to: (i) the dismissal of 14 (fourteen) employees, with all the inherent financial repercussions, resulting in a decrease of around 4% in the overall number of employees linked to the CGTEE payroll, and consequent reduction in expenditure in the year for this item.

Other	23,959	-25,159	-195.2

The variation was mainly due to: (i) recovery of expenses (21 million in 2019 against 1 million in 2018, with the 2019 balance basically consisting of gains in the year with variation in the Actuarial Report); and (ii) Accounting for Receipt in donation of the R$ 12 million Jigging Equipment.

Donations and Contributions	0	0	-
Other Operating Expenses	23,959	-25,159	-195.2
TOTAL PMSO	-59,721	-82,116	-27.3

Operating Costs - R$ Thousand	4Q19	4Q18	Variation (%)	Analysis
Energy Purchased for Resale	-55,280	-55,405	-0.2	Without relevant variation, mainly due to: (i) the energy purchase from the contract with Eletronorte remained constant in the two compared periods.
Charges upon use of electricity network	-6,145	-12,051	-49

The variation was mainly due to: (i) the cancellation of ANEEL 067/200 concession contract, which is being retroactively offset in the year of 2019 in the overpaid amounts of CUST, in order to regularize to a recurring monthly expenditure of R$ 2.2 million monthly, for the use of the transmission system, as of September/2019.

Fuel	-55,589	-27,432	102.6	The variation was mainly due to: (i) increased fuel consumption (coal and oil), as a result of a higher volume of operation in 4Q2019.
(-) Expenses recovery - Grant received	42,258	23,989	76	The variation was mainly due to: (i) greater reimbursement for the increase in fuel consumption (coal and oil), as a result of a higher volume of operation in 4Q19.
Depreciation and Amortization	-17,275	-14,570	18.6

The variation is mainly due to the following reason: (i) increase in assets in operation in December 2018; and (ii) an increase in the fixed asset base in 2019. The variation corresponds to an average monthly increase of 20% corresponding to R$ 1 million monthly.

TOTAL OPERATING COSTS	-92,031	-85,469	7.7

Operating Provisions - R$ Thousand	4Q19	4Q18	Variation (%)	Analysis
	-212,228	787,794	126.9

The variation was mainly due to: (i) legal contingency provisions (labor, civil, environmental) R$ 163 million in 2019, compared to the R$ 388 million provision reversal in 2018, basically kfw lawsuit totalling R$ 368 million); (ii) impairment provisions (70 million provisioned in 2019, 115 from Candiota III provision and reversion of R$ 45million of the other units that maintain assets in depreciation, against a reversal of 294 million in Candiota III in 2018); (iii) Reversal of the provisioned amount for payment of RGR R$ 18 million in 2019; and (iv) Inflexibility provision (R$ 54 million provisioned in 2018 and in 2019, due to the unification of procedures with the incorporation of Eletrosul, the amount of R$ 33 million was deducted from revenue).

Financial Income - R$ Thousand	4Q19	4Q18	Variation (%)	Analysis
Financial Income	765	1,792	-57.3
Income from financial investments	740	1,702	-56.5

The variation was mainly due to: (i) lower volume of capital available for remuneration in the quarter. In 2018, it had AFAC balance from overhaul. These resources were used to pay for parts and pieces in 4Q18 and 1Q19.

Exchange variation gain	-4	0	-	The variation is not relevant to financial results.
Other Financial Income	29	90	-67.8	The variation was mainly due to: (i) increase, in the period, of amounts charged for interest and fines on securities received in arrears.
Financial Expenses	-105,024	-148,641	-29.3
Debt Charges - Financing and Loans	-95,348	-146,934	-35.1	The variation was mainly due to: (i) financing debt balance update with the Holding, referring to the Phase C expansion of the Candiota plant and the operational coverage of the project.
Charges on shareholders' compensation	-6,197	-1,584	291.2	The variation was mainly due to: (i) Selic rate variations in 2019.
Other Financial Expenses	-3,479	-123	2,728.5

The variation was mainly due to: (i) the increase in charges paid on trade notes (duplicates) of suppliers derived from energy purchased for resale by Eletronorte and guarantee of ballast at TPP Candiota III (Phase).

Financial Result	-104,259	-146,849	-29.0

DFR - Investor Relations Superintendence

Marketletter - Annex II - 4Q19

Financial Information of the Subsidiaries

ELETROPAR

Result Analysis

The Company had, in 4Q19, an income 119.1% lower than that ascertained in 4Q18, changing from a profit of R$ 5,854 thousand in 4Q18 to a loss of RS 1,116 thousand in 4Q19, mainly due to the reasons described below.

Operating Costs and Expenses
Operating Expenses and Costs had, in 4Q19, a decrease by 51.6% compared to 4Q18, changing from R$ 3,482 thousand to R$ 1684 thousand of expenses, with the variations listed below:

Gross Revenue - R$ Thousand	4Q19	4Q18	Variation (%)	Analysis
Other Incomes	-152	0	-

The variation is mainly due to: (i) reversal of requested employee expense in the amount of R$ 152 thousand, according to the guidance of Official nº 35,434/2018-MP and Technical Note 6,842/2018-MP, in 2019 it was accounted for the recovery of expense with the salary of an employee from other company who held the position of director from 2015 to 2018 (R$ 152 thousand). In 3Q19, this amount was accounted as other revenues. However, for the posting accounting period, it was recognized as a reduction in personnel expenses.

ROL

PMSO - R$ Thousand	4Q19	4Q18	Variation (%)	Analysis
Personnel	-840	-801	4.9

The variation is mainly due to the following reason: (i) application of the collective bargaining agreement (ACT) that readjusted the remunerations by 3.55% and the filling of an open position in the Board of Directors (Mar / 19).

Supplies	-2	0	-	The variation is mainly due to the following reason: (i) expenses occur on demand (mostly office supplies) which were in greater demand in the 4Q19.
Services	-285	-415	-31.3

The variation is mainly due to the following reason: (i) In 2018, there was a payment of 90 thousand legal counsel's opinions due to the contract renewal process with Eletronet, in addition, there were higher expenses in 2018 with training and participation in accounting and auditing congress (R$ 18 thousand), besides expenses with travel meetings of the CF and CA (R$ 19 thousand).

Other	-401	-669	-40.1

The variation is mainly due to the following reason: (i) higher expenses with PIS/COFINS in the 4th quarter of 2018 (R$ 615 thousand), due to the recognition of interest on equityl, which is the basis of PIS/COFINS. In 4Q19, the expense was R$ 342 thousand.

Donations and Contributions	0	0	-
Other Operating Expenses	-401	-669	-40.1
TOTAL PMSO	-1,528	-1,885	-18.9

Operating Costs - R$ Thousand	4Q19	4Q18	Variation (%)	Analysis
Depreciation and Amortization	4	-6	-166.7

The variation is mainly due to the following reason: (i) assets were fully amortized. In 4Q19, adjustments were made to the accumulated depreciation balance, as it was verified that depreciation expenses were being made in the annual percentage higher than it should (furniture and computers).

TOTAL OPERATING COSTS	4	-6	-166.7

Operating Provisions - R$ Thousand	4Q19	4Q18	Variation (%)	Analysis
	-160	-1,591	-89.9

The variation is mainly due to the following reason: (i) recognition of Eletronet's PCLD in the 4Q18 related to the calculation of the ROW (Revenue on the assignment of the right to use the infrastructure of the electricity transmission system, as well as of optical fibers) from November and December 2018. In the 4Q19, the PCLD of the Row of December was created and the correction of the Acknowlegdement Debt contract, but the PCLD of the Row of September was reversed, so PCLD only impacted the correction of Acknowlegdement Debt contract.

Financial Result - R$ Thousand	4Q19	4Q18	Variation (%)	Analysis
Financial Income	1,137	2,131	-46.6
Income from financial investments	1,136	2,131	-46.7	The variation is mainly due to the following reason: (i) linearly following the reduction of the amount kept in application, which results in a decrease in yield.
Other Financial Income	1	0	-

The variation is mainly due to the following reason: (i) revenues from financial discounts. Until 2018, the correction on Eletronet's debt values, approved in the creditors agreement, was recognized. In December 2018, this amount was fully paid, and in 4Q18 adjustments were made to the recognized interest.

Financial Expenses	-127	-143	-11.2
Other Financial Expenses	-127	-143	-11.2

The variation is mainly due to the following reason: (i) correction on the amounts paid by Eletronet and not yet passed on to the assignors. These amounts have been applied to CEF Fund since April 2018. Financial expenses are recognized in the same proportion as the Fund's profitability. Although the amount invested in the 4Q19 is higher than the 3Q18, in November there is an anticipation of the IR discount on the fund's income, which resulted in a loss (Nov/2019) of R$ 42 thousand and gains of R$ 2 thousand in Nov/2018.

Financial Result	1,010	1,988	-49.2

Equity Interests (Equity) - R$ Thousand	4Q19	4Q18	Variation (%)	Analysis
Equity Interests	948	9,269	-89.8

The variation is mainly due to the following reason: (i) in December 2019, Eletrobras changed its accounting estimate of measurement at the fair value of its RBSE assets, therefore, there was a need to remeasure CTEEP's investment considering the new Eletrobras' premises. The result of this remeasurement generated a reversal, in the 4Q19, of R$ 3,400 thousand. In the 4Q18, the accounting was positive at R$ 4,141 thousand. In the 4Q18, revenue from dividends/interest on equity was R$ 1,381 thousand, against R$ 745 thousand in the 4Q19.

Income Tax (IR) and Social Contribution on Net Income (CCSL) - R$ Thousand	4Q19	4Q18	Variation (%)	Analysis
Current IR and CSLL	-1,238	-1,921	-35.6

The variation is mainly due to the following reason: (i) reduction in tax profit, as a lower result was seen in the 4Q19, due to the lower financial income and interest on equity (R$ 1,882 thousand), when compared to the 4Q18 (R$ 3,512 thousand).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 30, 2020
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.